Brookfield Asset Management	Q1 INTERIM REPORT TO SHAREHOLDERS
FOR THE THREE MONTHS ENDED MARCH 31,2007
www.brookfield.com NYSE/TSX: BAM

	Three months ended March 31
(US$ MILLIONS)	2007	2006

Net Income	$195	$179
- per share	$0.46	$0.43
Cash flow from operations	$571	$307
- per share	$1.40	$0.75

Letter to Shareholders
Today we announced a number of shareholder initiatives which, while not directly related to the creation of intrinsic value, are intended to ensure the value of our business trades properly in the marketplace. These, in conjunction with our solid operating performance, should enable us to keep our cost of capital competitive as we fund the expansion of our activities globally.
Stock Split: We announced a three-for-two stock split, which will be implemented by way of a stock dividend. This is being done to ensure we continue to maintain liquidity in our shares and full access to the broadest base of shareholders.
Euronext Listing: We intend to seek a listing on Euronext in Amsterdam. As a result, we will be co-listed on the NYSE, Euronext and the TSX. As we expand our operations, we believe this will give us greater access to European and other international investors.
Distribution of Infrastructure Assets: We intend to distribute units of an infrastructure partnership to our shareholders. As capital markets evolve for infrastructure funding, we decided that in addition to the capital that we deploy from our balance sheet and on behalf of private institutional investors, it would be advantageous for us to have an entity which is publicly traded and through which we can conduct our infrastructure activities.
We contemplated an initial public offering of some of our premier infrastructure assets but came to the conclusion that we should first give our shareholders the opportunity to benefit by owning an initial stake in this entity. As a result, we are intending to distribute a special dividend to all shareholders of approximately one new Brookfield Infrastructure unit for every 25 shares of Brookfield Asset Management on a post-split basis. Each unit will have an estimated intrinsic value of approximately $25.00, representing $1.00 for each Brookfield Asset Management share on a post-split basis. Where Brookfield Infrastructure trades in the market will be dependent on investors’ views of intrinsic value and our ability to grow cash flows of this entity over the next 10 years.
You will have the option to either sell your units and, in essence, receive an extra cash payment from Brookfield this year, or hold your Brookfield Infrastructure units, as we position Brookfield Infrastructure to participate globally in the infrastructure business.
We believe we have created a unique vehicle which will own and manage long-life infrastructure assets. Brookfield Infrastructure intends to pay a solid dividend, but will be positioned as a total return entity, and therefore have a significant component of internal growth and capital appreciation. Brookfield Infrastructure’s capital will, following the spin-off, be fully deployed and therefore expects to pay a regular dividend in the first quarter after it is spun-off. We intend to apply to list the units of Brookfield Infrastructure on the NYSE. This listing should give us an enhanced ability to access capital in the future as we grow.
We will manage Brookfield Infrastructure and will initially retain a 40% ownership stake in this entity. We intend to own our future infrastructure activities primarily through this entity and, in addition to its initial operations primarily in electricity transmission and timber, future acquisitions could include pipelines, sea and air ports, transportation and other types of infrastructure, but will exclude property and renewable power operations.

Two of our most senior managing partners, Sam Pollock and Aaron Regent, will co-head this business unit, and with their leadership, we believe Brookfield Infrastructure will have a positive future.
Lastly, while we have done a lot of work to be in a position to announce this spin-off, we can never be assured we will be able to complete it. These types of events are always subject to satisfaction of a number of conditions and, as such, we can not be certain that this distribution will proceed, or proceed in the manner or the amount as set forth above.
STRATEGIC INITIATIVES
During the first quarter we continued to build our operations. Notable transactions, which are public today and in which we have been involved, include:
Expanded Timberlands Platform: We acquired Longview Fibre Company, which owns 588,000 acres of prime, freehold timberlands in Washington and Oregon in the heart of the Pacific Northwest. The high value species, excellent growth rates and significant standing timber inventories make these timberlands among the most valuable in the world. This acquisition establishes Brookfield as one of the top five timberlands owners and operators in North America with a total of 2.5 million acres of prime freehold timberlands under management.
Australian Property Business: We made a non-binding indicative bid proposal to acquire Multiplex Limited, a publicly listed, Australian based property development, construction, property funds and facilities management business. This represents an opportunity to expand our operations in a desirable investment location with a complementary business focus. We are currently in discussions with the company and the family that holds a controlling interest to further this initiative.
Expanded Operating Platform: During the quarter, we opened offices in Beijing and Hong Kong and formed a partnership with a European property company. The partnership in Germany has acquired one office property to date, which is 85% let to a global consulting firm. To date, while these operations are small compared to our existing operations, we are considering a number of meaningful initiatives.
OPERATING HIGHLIGHTS
Property
Our core office operations contributed $371 million of cash flow during the quarter compared with $205 million in the same period last year. Much of the growth is due to the acquisition of a large office portfolio late last year, and much of this increase is offset by higher carrying charges in the current period. Nevertheless, we achieved a modest increase in the contribution from existing properties and recorded $47 million of gains on the disposition of non-core properties compared with $30 million of such gains in 2006.
We leased 1.6 million square feet across the core portfolio, which was evenly split between new leases and renewals. We achieved 38% pre-leasing at our 1.1 million square foot Bay Adelaide Centre development in Toronto, continued the redevelopment of the 1.3 million square foot Four Allen Center in Houston and are progressing construction of our 265,000 square foot addition to Bankers Hall in Calgary. Leasing and development activity in Canary Wharf in London was also strong during the quarter. Occupancy at the Canary Wharf Estate is over 97%, and we have five new properties in various stages of development.
Increasing rental rates and decreasing vacancy levels in virtually all of our markets, have contributed to an appreciation in real estate values. We continue to look for opportunities to lock in higher cash flows on a long-term basis through the proactive lease-up and re-letting of under-utilized space.
Brookfield’s residential operations contributed $66 million of cash flow during the first quarter which is 5% higher than the results for the comparable period last year. Our Canadian operations were particularly strong, benefiting from continued high levels of demand in our core market of Alberta. Market conditions in our U.S. operation remain challenging, in particular in the first quarter which is typically a cyclical slow period relative to second and third quarters of the year. However, we have an increase in active selling communities coming on line in 2007, which should allow us to meet targets. Our Brazilian operations generated results in line with expectations, and with Brazilian interest rates trending downward, the positive fundamental story continues to unfold.
Our real estate opportunity fund undertook a number of initiatives to reposition and upgrade properties acquired in the latter part of 2006 and completed the sale of several properties during the quarter. We signed a lease in a 1.1 million square foot Texas office complex with Fidelity Investments and launched the redevelopment of a 30-story mixed-use property in Milwaukee.
In our Brazil Retail Fund, we are pursuing the acquisition of additional retail shopping centres as we continue to deploy the $800 million of capital committed to this fund in late 2006.
Our real estate advisory group continued to be a leader in the industry in Canada, working with clients during the quarter on the sale of a large residential and commercial portfolio and two major commercial properties.
Power Generation
Cash flow from our power operations totalled $188 million. This was lower than the same period in 2006 largely as a result

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of lower realized prices on generation. Despite lower water levels, generation from our hydroelectric facilities increased 8% to 3,813 gigawatt hours, due to the contribution from new facilities acquired during 2006 and early 2007. This included two run-of-the-river hydroelectric generating facilities in New York State acquired in February, and our newly commissioned 189 megawatt wind energy project.
We are continuing to pursue opportunities to optimize our existing assets and also looking to acquire and develop new facilities. In Brazil, we have five new hydroelectric facilities under construction which represent approximately 95 megawatts of new capacity, and we anticipate the launch of two additional construction projects by the end of 2007. We established a partnership with a power company in Minnesota which will build a 10 megawatt hydroelectric facility near Minneapolis, and we have an improvement program underway at seven facilities to add 20 megawatts of incremental power with marginal incremental capital investment.
Timberlands
Ourtimberland operations exceeded plan, generating cash flow of $33 million, the result of positive harvesting conditions. Island Timberlands also benefited from favourable species mix and improved pricing and margins. These positive results include the sale of higher value lands for a net contribution of $2 million. In this regard, we continue to look at opportunities in all of our timberlands to surface value by selling or developing lands that are more suited to residential or other uses.
Our team is now actively integrating the new timberlands recently purchased in Washington and Oregon, and we believe there are substantial opportunities to surface value in these assets.
Transmission
Our transmission infrastructure operations contributed operating cash flows of $61 million, in line with expectations. We expanded this operation significantly during 2006 with two acquisitions: a major system in Chile and one in Brazil. The Chilean transmission system is the largest transmission system in the country, with 8,000 kilometres of transmission lines and 51 power substations delivering electricity to distribution companies that supply most of the Chilean population. The Brazilian transmission system added over 2,100 kilometres to our transmission portfolio.
Together, these acquisitions expand our operating platform in Latin America and in this infrastructure asset class, and we continue to explore opportunities to deploy additional capital in this sector.
Specialty Funds
Our specialty funds group continued to expand both the level of activity and assets under management. Our bridge lending group advanced a number of new loans and at quarter end had a portfolio under management of $1.7 billion. The restructuring group continues to actively manage existing investments, including Western Forest Products and Stelco, and is making inroads on several new initiatives.
The real estate finance group sourced $700 million of new investment opportunities and we recently raised capital within our public mortgage REIT. Our real estate and fixed income securities operations expanded their assets under management, winning a number of new mandates.
Financial Profile
We continue to access the capital markets in our efforts to achieve the overall lowest cost of capital, while also minimizing risk within our financing profile. Notable transactions in the quarter included a refinancing of Tower A at the World Financial Center, $250 million of project financings within our power generating operations, and the issuance of $750 million of debt to finance our Chilean transmission operations. Following quarter end, we issued two tranches of corporate 10-year unsecured notes, US$250 million of 5.80% notes, and C$250 million of 5.29% notes. We also agreed to issue C$200 million of 4.75% perpetual preferred shares.
OUTLOOK
We remain committed to our goal of generating increased cash flows and higher intrinsic value on a per share basis for our shareholders. In this regard, we continue to execute our strategic growth plan, leveraging our operating expertise to expand our assets under management in our core areas of operations, and into complementary asset classes.
Please call us with any comments, questions or business ideas. We look forward to reporting to you again next quarter.
J. Bruce Flatt
Managing Partner
May 2, 2007

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Cautionary Statement Regarding Forward-Looking Statements
This Interim Report to Shareholders contains forward-looking information within the meaning of Canadian provincial securities laws and other “forward-looking statements,” within the meaning of certain securities laws including Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations. We may make such statements in this report, in other filings with Canadian regulators or the SEC or in other communications. These forward-looking statements include among others, statements with respect to our financial and operating objectives and strategies to achieve those objectives, capital committed to our funds, the potential growth of our asset management business and the related revenue streams therefrom, statements with respect to the prospects for increasing our cash flow from or continued achievement of targeted returns on our investments, as well as the outlook for the company’s businesses and for the Canadian, United States and global economies and other statements with respect to our beliefs, outlooks, plans, expectations, and intentions.
The words “believe”, “typically”, “expect”, “think”, “potentially”, “encouraging”, “principally”, “tend”, “primarily”, “generally”, “represent”, “anticipate”, “position”, “intend”, “estimate”, “encouraging”, “expanding”, “scheduled”, “should”, “endeavour”, “promising”, “seeking”, “often” and other expressions of similar import, or the negative variations thereof, and similar expressions of future or conditional verbs such as “may”, “will”, “should”, “likely”, “would” or “could” are predictions of or indicate future events, trends or prospects and which do not relate to historical matters or identify forward-looking statements. Although Brookfield Asset Management believes that the anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the company to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.
Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include: economic and financial conditions in the countries in which we do business; the behaviour of financial markets, including fluctuations in interest and exchange rates; availability of equity and debt financing; strategic actions including dispositions; the ability to effectively integrate acquisitions into existing operations and the ability to attain expected benefits; the company’s continued ability to attract institutional partners to its Specialty Investment Funds; adverse hydrology conditions; regulatory and political factors within the countries in which the company operates; acts of God, such as earthquakes and hurricanes; the possible impact of international conflicts and other developments including terrorist acts; and other risks and factors detailed from time to time in the company’s form 40-F filed with the Securities and Exchange Commission as well as other documents filed by the company with the securities regulators in Canada and the United States included in the Annual Information Form under the heading “Business Environment and Risks”.
We caution that the foregoing list of important factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions with respect to Brookfield Asset Management, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. The company undertakes no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, that may be as a result of new information, future events or otherwise.
Cautionary Statement Regarding Use of Non-GAAP Accounting Measures
Although our financial results are determined in accordance with Canadian generally accepted accounting principles (“GAAP”), the basis of presentation throughout much of this report differs from GAAP in that it is organized by business unit and utilizes operating cash flow as an important measure. This is reflective of how we manage the business and, in our opinion, enables the reader to better understand our affairs. We provide a reconciliation between the basis of presentation in this section and our consolidated financial statements in the Consolidated Financial Analysis section, and we provide a full reconciliation between operating cash flow and net income in Management’s Discussion and Analysis of Financial Results. Readers are encouraged to consider both measures in assessing Brookfield’s results.

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Management’s Discussion and Analysis of Financial Results
OVERVIEW
This section contains management’s discussion and analysis of our financial results (“MD&A”) which is intended to provide you with an assessment of our performance for the three months ended March 31, 2007 compared to the comparable period in the prior year, as well as our financial position and future prospects. The discussion and analysis of our financial results is organized to present assets under management, the assets beneficially owned by us, the net capital invested by us in each of our operations, and the operating cash flow that is produced from our invested capital and our fee generating activities.
The information in this section should be read in conjunction with our unaudited financial statements, which are included on pages 44 through 52 of this report, and the MD&A and consolidated financial statements contained in our most recent annual report. Additional information is available on the Corporation’s web site at www.brookfield.com and on SEDAR’s web site at www.sedar.com. Unless the context indicates otherwise, references in this section of the interim report to the “Corporation” refer to Brookfield Asset Management Inc., and references to “Brookfield” or “the company” refer to the Corporation and its direct and indirect subsidiaries. All figures are presented in U.S. dollars, unless otherwise noted.
The discussion and analysis of our results is organized by principal operating segment within each of our core areas: property, power, timber, transmission and specialty funds. We present our invested capital and operating cash flows on a “total” basis, which is similar to our consolidated financial statements and a “net” basis. Net invested capital and net operating cash flows are, with the exception of the operations of Brookfield Properties Corporation, presented on a deconsolidated basis meaning that the assets are presented net of associated liabilities and non-controlling interests, and the net cash flows represent the operating income less carrying charges associated with the related liabilities and cash flow attributable to the related non-controlling interests. This basis of presentation is intended to enable the reader to better understand the net capital that we have invested in our various businesses and the associated operating cash flows, which is reflective of how we manage our business.
OVERVIEW OF PERFORMANCE

FOR THE THREE MONTHS ENDED MARCH 31	Total		Per Share
(MILLIONS, EXCEPT PER SHARE AMOUNTS)	2007	2006	2007	2006

Operating cash flow	$571	$307	$1.40	$0.75
Net income	195	179	0.46	0.43

Operating cash flow was $571 million or $1.40 per share for the first three months of 2007, representing a substantial increase over the $307 million reported for the same period last year. The increase was due to continued solid performance across all of our business units, supplemented by gains and other items that we will detail in this report.
Net income, at $195 million or $0.46 per share, was also higher than the results recorded in the first quarter of 2006. The increase is due to the higher level of operating cash flow, although this was partially offset in part by increased depreciation on assets acquired during 2006. In addition, a change in prescribed accounting policies resulted in investment gains realized during the current quarter, that would have otherwise been recorded in net income, being reflected in opening retained earnings. In order to ensure that this event is reflected in our operating track record, we have included the gain in operating cash flow. We describe this further beginning on page 25.
Our financial position was relatively unchanged since year end. Consolidated assets remain at approximately $40 billion. Assets under management remained at the $70 billion level, however our asset management returns benefitted from the increase in assets under management since the first quarter of 2006.

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We summarize our financial position and operating cash flows on a segmented basis in the following table:

	Assets Under	Invested Capital				Operating Cash Flow
	Management	Total		Net		Total		Net
AS AT, FOR THE THREE MONTHS ENDED	March 31	March 31	Dec. 31	March 31	Dec. 31	March 31		March 31
(MILLIONS, EXCEPT PER SHARE AMOUNTS)	2007	2007	2006	2007	2006	2007	2006	2007	2006

Asset management income						$132	$54	$132	$54

Operating assets
Property	$25,837	$22,021	$22,144	$5,753	$5,556	535	282	258	170
Power generation	5,595	5,595	5,390	1,372	1,368	188	200	105	131
Timberlands	1,224	1,224	1,190	337	315	33	39	12	30
Transmission infrastructure	3,165	3,165	3,143	562	549	61	7	15	5
Specialty investment funds	28,725	1,896	1,797	1,202	1,182	63	39	47	39
Investments	3,483	3,483	3,450	1,248	1,404	42	8	20	(3)
Cash and financial assets	2,224	2,224	1,673	1,738	1,149	250	87	250	86
Other assets	1,687	1,687	1,921	1,687	1,921	—	—	—	—

	$71,940	41,295	40,708	13,899	13,444	1,304	716	839	512

Financial obligations
Corporate borrowings / interest		(1,495)	(1,507)	(1,495)	(1,507)	(31)	(30)	(31)	(30)
Property-specific mortgages / interest		(16,917)	(17,148)	—	—	(284)	(143)	—	—
Subsidiary borrowings / interest		(4,134)	(4,153)	(684)	(668)	(61)	(27)	(15)	(16)
Other liabilities / operating expenses		(6,651)	(6,497)	(1,690)	(1,771)	(130)	(85)	(108)	(66)
Capital securities / interest		(1,476)	(1,585)	(1,476)	(1,585)	(22)	(24)	(22)	(24)
Non-controlling interests in net assets		(3,872)	(3,734)	(1,804)	(1,829)	(205)	(100)	(92)	(69)

Net assets / operating cash flow		6,750	6,084	6,750	6,084	571	307	571	307
Preferred equity / distributions		(689)	(689)	(689)	(689)	(9)	(10)	(9)	(10)

Common equity / operating cash flow		$6,061	$5,395	$6,061	$5,395	$562	$297	$562	$297

Per share		$15.88	$14.06	$15.88	$14.06	$1.40	$0.75	$1.40	$0.75

Operating Cash Flow
We discuss our operating results in more detail on a segment by segment basis within the Operations Review starting on page 9. The principal highlights are as follows:
Asset management income increased to $132 million in the first quarter of 2007 compared with $54 million in 2006. The increase is due to the continued expansion of our asset management activities and significant fees earned for our efforts to establish a major retail platform. We formed new funds during 2006 which contributed towards the increase in annualized base management fees from $55 million at the beginning of 2006 to $75 million by the beginning of 2007.
Property operations contributed total and net operating cash flow of $535 million and $258 million, respectively, which represent substantial growth over the first quarter of 2006. Our core property operations results reflect a major U.S. portfolio acquisition in late 2006 and disposition gains in addition to stable growth from our existing properties. Residential operations benefitted from the diversification of our operations as continued strength in Canada and Brazil offset a weaker environment in the United States. Our opportunity investment fund was active in the quarter and monetized a portion of additional portfolio, resulting in a gain to us of $27 million, and our Brazil retail property fund is making progress towards closing on additional acquisitions following the formation and initial seeding of the fund in late 2006.
Total operating cash flow from our power generation operations was $188 million, a decrease of 6% over the same period in 2006 due mostly to lower realized prices. Hydrology conditions during the quarter were above long-term averages, but lower than the particularly high levels experienced last year. Water storage levels are consistent with long-term averages, which should enable us to achieve our generation targets for the year assuming normal conditions prevail.

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We expanded our transmission operations midway through 2006 with the acquisition of a large transmission system in Chile on behalf of ourselves and institutional co-investors. This resulted in a larger contribution during the current period, in line with expectations. Our timber operations reflect a full quarter of contribution from our east coast timber fund, formed in the first quarter of 2006, and overall operations performed better than expected due to favourable harvesting conditions. The comparable period last year includes a gain of $26 million on the formation of the fund.
Specialty investment funds, which include our bridge, restructuring, real estate finance and public securities operations, demonstrated continued growth during the quarter. These operations generated net operating cash flow of $47 million in the quarter, compared with $39 million in the same period in 2006 due to increased activity and higher levels of invested capital, offset by lower monetization gains.
The net operating cash flow generated by our private equity investments increased to $20 million from a loss of $3 million in the same period in 2006 due primarily to improved underwriting performance within our reinsurance activities. Income from our cash and financial assets increased to $250 million from $86 million. The current period results include a gain of $154 million on the partial monetization of an exchangeable debenture.
Total carrying charges on corporate and subsidiary borrowings and capital securities totalled $114 million in the first quarter of 2007 compared with $81 million in 2006. The increase is due to carrying charges on borrowings within our Chilean transmission operations acquired in 2006. Interest expense on property-specific mortgages increased to $284 million from $143 million due to debt associated with core office, power generation and transmission assets acquired since the first quarter of 2006.
Operating expenses, which in the summary table include current tax expenses, were higher in 2007, reflecting increased activity within our expanded operating platform. Operating cash flow attributable to non-controlling interests was higher in 2007, reflecting the interests of other shareholders in a higher level of disposition gains recorded by partially owned subsidiaries than in 2006.
Net Income
Net income was $195 million in the first quarter of 2007 compared to $179 million in the first quarter of 2006. Net income did not reflect the same level of growth as operating cash flow for two principal reasons. First, as mentioned above, operating cash flow includes the aforementioned gain on sale of the exchangeable debentures since inception whereas net income only includes the change in value since January 1, 2007. Second, we are recording substantial depreciation and amortization with respect to assets purchased since the first quarter of 2006. In our view, these assets have the potential to generate cash flows higher than those recorded in the first quarter of 2007, will appreciate in value over time and require sustaining capital expenditures well below the amount of depreciation and amortization being recorded. Net income is reconciled to cash flow as set forth below:

	Three months ended March 31
(MILLIONS)	2007	2006

Operating cash flow and gains	$571	$307
Less: dividends from equity accounted investments	(5)	(5)
exchangeable debenture gain	(165)	—

	401	302

Non-cash items, net of non-controlling interests
Depreciation and amortization	(223)	(104)
Equity accounted income (loss) from investments	(39)	(22)
Future income taxes	(65)	(71)
Provisions and other	5	20
Non-controlling interests	116	54

Net income	$195	$179

As mentioned above, we recorded substantial depreciation with respect to assets acquired since the first quarter of 2006. In particular, the U.S. core office portfolio and the Chile transmission systems contributed $79 million and $15 million of depreciation, respectively, towards the overall increase of $119 million.

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We recorded net equity accounted losses of $39 million during the quarter from our investments in Norbord, Fraser Papers and Stelco, compared to losses of $22 million for the same period in 2006. Norbord and Fraser Papers have faced a weak price environment for their principal products, in addition to higher input costs, while Stelco incurred additional costs from restructuring its business.
Future income taxes represent non-cash charges in respect of GAAP prescribed tax obligations and were lower relative to the prior period which included a charge in respect of changes in applicable tax rates. Other provisions represent non-cash revaluation items that we exclude from operating cost flow and are discussed in more detail under the review of the Consolidated Statements of Net Income.
Financial Position
The following table summarizes key elements of our consolidated financial position at the end of the first quarter of 2007 and December 31,2006:

	March 31	December 31
(MILLIONS)	2007	2006

Consolidated assets	$41,295	$40,708
Net invested capital	13,899	13,444
Total book value capitalization, excluding common equity	35,234	35,313
Common equity — book value	6,061	5,395
Common equity — market value	21,820	19,947

Consolidated assets increased to $41.3 billion at book value at March 31, 2007 from $40.7 billion at the end of 2006. We did not complete any major acquisitions or divestitures during the quarter. The book value of net invested capital (i.e. assets less associated liabilities and non-controlling interests) increased by $0.5 billion overall.
Total capitalization excluding common equity, which represents corporate obligations as well as non-recourse financings and minority interests, was virtually unchanged since year end. The book value of our common equity increased to $6.1 billion from year end, due to net income retained after dividends as well as the impact of the new Financial Instruments Accounting Standards described below. The market value of our common equity was $21.8 billion at quarter end, up from $19.9 billion at the end of 2006. The increase was due to a higher share price as the number of common shares outstanding was largely unchanged.
Impact of Financial Instrument Accounting Standards
The Canadian Institute of Chartered Accountants has issued four new accounting standards which came into effect on January 1st, 2007. These standards require additional disclosure related to financial instruments and derivatives and the adoption of a new statement to be included in the financial statements referred to as the “Statement of Comprehensive Income.” This statement records changes in the market value of certain financial instruments and certain derivatives designated in hedging relationships with corresponding changes recorded in the balance sheet carrying value of the asset or liability. The purpose of this statement is to provide users with the relevant information to assess the changes in the fair value of certain financial instruments and certain derivatives included in hedging relationships (which were previously not recorded on the company’s balance sheet or income statement) on the company’s equity without impacting the company’s traditional net income.
Additionally, the new standards broaden the overall definition of a derivative to include any contractual arrangements whose value can fluctuate based on a variable that is not related to the company’s underlying performance (i.e. interest rates, foreign exchange, etc.). These types of contracts require fair value measurement, and changes in the fair value of these contracts are required to be recorded in current earnings.

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The impact on the company is to increase opening retained earnings by $292 million to reflect the increase in the carrying value of financial instruments with embedded derivatives that were not previously reflected in net income, and to record accumulated other comprehensive income of $143 million to reflect the company’s cumulative translation account to date ($42 million) as well as cumulative changes in value of certain securities and financial instruments ($185 million), offset by associated tax provisions and other smaller items. The $292 million increase in retained earnings relates principally to an unrealized gain on an exchangeable debenture discussed in the following paragraph. During the quarter, we recorded other comprehensive income of $67 million as described in our consolidated statements of comprehensive income. The impact on of net income during the quarter was an increase of $1 million, compared with what would have been recorded under the previous guidelines.
As previously mentioned, the transitional rules associated with these new guidelines meant that the accrued gains associated with certain financial instruments, including a $375 million exchangeable debenture investment, were recorded directly into retained earnings and not reflected in our statements of operations. The total gain accrued on the debentures at this time was $331 million. We sold approximately half of the position during the first quarter, and therefore an amount of $165 million (i.e. one-half of the $331 million accrued gain) which would have otherwise been recorded as income during the quarter was not recognized. We have included this amount in operating cash flow to ensure that the gain is properly reflected in our operating track record and intend to do the same with subsequent dispositions of this investment.
OPERATIONS REVIEW
Asset Management
Our asset management activities include the management of assets on behalf of institutional and retail investors as well as a wide array of operational services that we provide to our clients. As at March 31, 2007, we managed approximately $72 billion of assets.
The tables in this section present total assets under our management, which include assets managed for others as well as assets owned by ourselves. The tables also present our share of the assets and net invested capital, which represents the capital that we have invested in alongside our clients as well as assets owned by us that do not form part of a fund. Within total assets under management, we present total assets, the amount of investment capital (i.e. net of debt) and the amount of capital that we and others have committed to invest in funds. Our share of the assets under management includes all of the assets included in our consolidated balance sheet as well as our net invested capital, which is shown on a basis that is consistent with the table on page 6. The tables differentiate assets between fee bearing assets under management, which are grouped in turn into broad strategies, and assets that are directly held and not currently subject to asset management arrangements.
We have also organized the information in this section based on the investment strategy and fund entity, as opposed to the underlying business segment analysis used in the balance of our discussion and analysis, in order to provide readers with a better understanding of the income generating potential of our various asset management activities and to enable readers to better understand the assets and capital that we have invested in various funds that generate asset management income.
Assets Under Management
The following tables present assets under management at the end of March 31, 2007 and December 31, 2006:

	Total Assets Under Management			Brookfield's Share
		Net Invested	Committed		Net Invested
AS AT MARCH 31, 2007 (MILLIONS)	Assets	Capital	Capital [1]	Assets	Capital

Fee bearing assets:
Core and core plus	$20,809	$6,982	$7,195	$12,741	$2,558
Opportunity and restructuring	2,680	707	2,152	2,114	425
Listed securities and fixed income	20,158	20,101	20,101	78	70

Total fee bearing assets / capital	43,647	27,790	29,448	14,933	3,053
Directly held and non-fee bearing assets / capital	28,293	11,279	11,279	26,362	10,846

Total assets / capital — at book values	$71,940	$39,069	$40,727	$41,295	$13,899

1	Includes incremental co-investment capital

Brookfield Asset Management | Q1 /2007 Interim Report   9

	Total Assets Under Management			Brookfield's Share
		Net Invested	Committed		Net Invested
AS AT DECEMBER 31, 2006 (MILLIONS)	Assets	Capital	Capital [1]	Assets	Capital

Fee bearing assets:
Core and core plus	$20,390	$7,028	$7,329	$12,954	$2,419
Opportunity and restructuring	2,863	714	2,152	2,278	537
Listed securities and fixed income	20,460	20,403	20,403	78	70

Total fee bearing assets / capital	43,713	28,145	29,884	15,310	3,026
Directly held and non-fee bearing assets / capital	27,408	10,822	10,822	25,398	10,418

Total assets / capital — at book values	$71,121	$38,967	$40,706	$40,708	$13,444

1	Includes incremental co-investment capital
Assets under management were relatively unchanged since year end at just over $71 billion. A breakdown of these balances by individual fund is presented on page 53, and further details on the activities within these funds, including the financial position and operating results, are presented throughout the Operations Review.
Core and core plus strategies encompass the ownership and management of high quality long-life assets with lower volatility returns and less development and repositioning activity. As a result of our overall business strategy, significant effort is directed towards expanding this segment of our operations. This complements our existing operating platforms and the fees, while not as high as those earned through traditional private equity activities, generate attractive margins as the opportunities are highly scalable.
Opportunity and restructuring strategies typically involve more active management and higher fees. These assets also tend to have higher risks and higher return expectations. In many cases, much of the value is created over a two to three year time period through refinancing and repositioning the assets or the business being managed. As a result, we expect to achieve higher investment returns over a shorter period than our core and core plus strategies, and our base management fees and incentive returns are intended to be similar to traditional private equity arrangements.
Listed securities and fixed income strategies require varying degrees of risk, return and management intensity ranging from traditional fixed income management to more active strategies involving portfolios of equities, high yield and leveraged securities. The gross fees earned for managing assets of this nature tend to be much lower than our other two strategies as a percentage of assets or capital, however, the contribution is attractive due to the ability to manage large portfolios.
We also own and manage a number of assets which are not currently subject to fee bearing asset management arrangements. Most of the assets pre-date the creation of our current institutional funds, while some were more recently acquired to supplement existing platforms, or in anticipation of new funds being created.
Operating Results
Revenues from asset management activities, including property services and investment fees, totalled $132 million during the first quarter of 2007, compared with $54 million during the first quarter of 2006. The increase is due to a higher level of assets under management during the period, which gave rise to increased base management fees as well as major transaction fees arising from our efforts to establish a retail property fund and the origination of an associated bridge loan. Continued expansion of our asset management activities should result in an increasing level of income, which, over time, should provide a very meaningful and stable component of our overall operating cash flows.

	Three months ended March 31
(MILLIONS)	2007	2006

Asset management income and fees	$89	$24
Property services fees	39	28
Investment fees	4	2

	$132	$54

10     Brookfield Asset Management  |  Q1 /2007 Interim Report

Asset Management Income and Fees
We recognize asset management fees on the accrual basis based upon the terms of the relevant contract at such time as the amount is no longer subject to adjustment based on future events. Base management fees are typically recorded on a quarterly basis. Performance returns are typically recorded at the end of the relevant measurement period and reduced by the amount of any potential claw back. Transaction fees are typically recorded when services are sufficiently complete and the fee is earned according to the agreement.
The following table summarizes asset management income and fees generated during the first three months of 2007 and 2006. The total amount represents the fees and income generated by the assets and capital under management on a 100% basis whereas the net amount represents only the amount earned by Brookfield on the assets and capital managed on behalf of third parties (i.e. it excludes fees and income generated on our own capital, which are eliminated in preparing our financial statements in accordance with GAAP).

	Total Income and Fees		Net to Brookfield [1]
FOR THE THREE MONTHS ENDED MARCH 31 (MILLIONS)	2007	2006	2007	2006

Base management fees	$34	$20	$25	$14
Transaction fees	57	13	57	9
Performance returns	7	1	7	1

	$98	$34	$89	$24

1	Excludes income related to Brookfield’s invested capital
Base management fees increased significantly due to the establishment of new funds during 2006. As at March 31,2007, our share of the base management fees on established funds represent approximately $75 million on an annualized basis, consistent with the amount at the beginning of the year, compared with $55 million on an annualized basis at the beginning of 2006. Transaction fees in 2007 represent fees earned by us for providing bridge capital to The Mills Corporation as well as breakage fees and advisory fees in respect of our efforts to acquire the company on behalf of co-investors and establish a retail property fund.
Asset management income by strategy is as follows:

	Total Income and Fees		Net to Brookfield [1]
FOR THE THREE MONTHS ENDED MARCH 31 (MILLIONS)	2007	2006	2007	2006

Core and core plus	$79	$15	$72	$12
Opportunity and restructuring	8	8	6	2
Fixed income and common equity	11	11	11	10

	$98	$34	$89	$24

1	Excludes income related to Brookfield’s invested capital
The income generated within each strategy reflects the distribution of our assets under management and the relative level of fees for each strategy as a percentage of assets or capital. As a result of our focus on high quality long-life assets, a significant amount of our activity and assets under management are within the “core and core plus” strategies. Core and core plus fees also include the fees related to Mills.
The fees and margins associated with core and core plus strategies tend to be higher than fixed income and common equity, but lower than the opportunity and restructuring strategies, which generate returns similar to more traditional private equity activities. Fixed income and common equity activities represent a significant component of asset management income despite lower fees as a percentage of assets because of the large amount of capital that can be managed relative to other strategies.

Brookfield Asset Management  |  Q1 /2007 Interim Report      11

Property Services Fees
Property services include property and facilities management, leasing and project management, as well as investment banking, advisory, and a range of real estate services. Fees during the first quarter increased to $39 million from $28 million, with most of the increase attributable to investment banking and advisory fees. Property services, with the exception of leasing fees and advisory services, generate lower margins than our other asset management businesses. Operating costs directly attributable to these operations totalled $34 million in 2007 (2006 — $25 million).
Investment Fees
Investment fees are earned in respect of financing activities and include commitment fees, work fees and exit fees. These fees are amortized as income over the lifespan of the related investment where appropriate and represent an important return from our investment activities.
Property Operations
We conduct a wide range of property operations in North America as well as in Europe and South America.

	Assets Under	Invested Capital				Operating Cash Flow
	Management	Total		Net		Total		Net
AS AT AND FOR THE THREE MONTHS ENDED	March 31	March 31	Dec. 31	March 31	Dec. 31	March 31		March 31
(MILLIONS)	2007	2007	2006	2007	2006	2007	2006	2007	2006

Core office properties	$20,131	$16,881	$17,016	$3,744	$3,745	$371	$205	$163	$126
Residential properties	2,402	2,402	2,403	519	484	66	63	58	36
Opportunity investments	894	894	1,086	96	132	81	7	27	3
Retail properties	800	234	215	37	28	17	7	10	5
Infrastructure development	1,610	1,610	1,424	1,357	1,167	—	—	—	--

Net investment / operating cash flow	$25,837	$22,021	$22,144	$5,753	$5,556	$535	$282	$258	$170

Operating cash flow from our property operations in 2007 increased by $253 million on a total basis and $88 million on a net basis over the prior year. The increase in net cash flow is due to the expansion of our portfolio, improved net rents and residential profits and disposition gains. A portion of this growth accrues to minority shareholders in the partially-owned operations that are consolidated in our financial results.
Core Office Properties
Operating Results
Total operating cash flow increased by $166 million to $371 million during the first quarter, and by $37 million on a net basis. Properties acquired after the first quarter of 2006 contributed $139 million to total operating cash flow and realization gains increased by $17 million quarter over quarter. Operating cash flow from the balance of the portfolio accounted for the remaining increase of $10 million, representing growth of approximately 6%, in line with expectations.
We expect the contribution from the acquired properties to increase over the next few years as the acquired properties are rationalized, the leasing profiles are upgraded in the currently favourable environment and lower cost long-term funding is arranged. Operating cash flow from 20 Canada Square increased due to leasing initiatives during 2006.
Realization gains of $47 million were recognized on the sales of properties in Toronto and Ottawa in the first quarter of 2007, and a gain of $30 million was recognized on the sale of a Denver property during the comparable period in 2006.
After deducting interest expense associated with property-specific financings, the net operating cash flow was $163 million in 2007, representing a 17% return on net invested capital and a 29% increase over the $126 million generated in 2006. Interest expense incurred on property-specific financings and co-investor capital increased from $79 million during 2006 to $200 million during 2007. Carrying charges assumed with the recently acquired properties accounted for $107 million of the increase and the balance was due principally to financing associated with other properties acquired during 2006.

12     Brookfield Asset Management  |  Q1 /2007 Interim Report

	Assets Under	Invested Capital				Operating Cash Flow
	Management [1]	Total		Net		Total		Net
AS AT AND FOR THE THREE MONTHS ENDED	March 31	March 31	Dec. 31	March 31	Dec. 31	March 31		March 31
(MILLIONS)	2007	2007	2006	2007	2006	2007	2006	2007	2006

North America
New York, New York	$7,292	$6,495	$6,542	$6,495	$6,542	$132	$85
Boston, Massachusetts	703	358	350	358	350	8	7
Toronto, Ontario	2,562	1,445	1,491	1,445	1,491	35	30
Calgary, Alberta	1,186	517	513	517	513	17	19
Washington, D.C.	1,931	1,931	1,980	1,931	1,980	39	11
Houston, Texas	934	934	941	934	941	20	—
Los Angeles, California	2,659	2,659	2,689	2,659	2,689	43	—
Ottawa, Ontario	357	90	96	90	96	2	1
Denver, Colorado	289	289	264	289	264	6	5
Minneapolis, Minnesota	422	422	423	422	423	5	5
Other North America	165	110	109	110	109	3	4

Total North America	18,500	15,250	15,398	15,250	15,398	310	167	$310	$167
United Kingdom
Canary Wharf Group, plc	182	182	182	182	182	—	—	—	—
20 Canada Square	589	589	583	568	565	14	8	14	8

	19,271	16,021	16,163	16,000	16,145	324	175	324	175
Other assets	860	860	853	860	853	—	—	—	—
Other liabilities		—	—	(884)	(919)	—	—	—	—
Property-specific mortgages / interest		—	—	(11,719)	(11,811)	—	—	(193)	(79)

	20,131	16,881	17,016	4,257	4,268	324	175	131	96
Debt component of co-investors’ capital [2]		—	—	(257)	(257)	—	—	(7)	—
Equity component of co-investors’ capital [2]		—	—	(256)	(266)	—	—	(8)	—

	20,131	16,881	17,016	3,744	3,745	324	175	116	96
Realization gains		—	—	—	—	47	30	47	30

Net investment / operating cash flow	$20,131	$16,881	$17,016	$3,744	$3,745	$371	$205	$163	$126

1	Includes the book value attributed to partial interests in properties managed by us that are owned by co-investors

2	Represents interests of co-investors in the U.S. Core Office Fund
Portfolio Activity
Total book value declined modestly to $16.9 billion from $17.0 billion at year end. We sold non-core properties located in Toronto and Ottawa during the quarter for proceeds of $235 million. Our share of the total area of the properties sold was 661,000 square feet.
We formed a joint venture with a European property group to invest further in continental Europe and announced our first joint acquisition in January 2007 with the purchase of an office property in Germany, which will close in the second quarter. Although the capital commitment is currently modest, this is the start of the next phase of expanding our European operations.
Financing
Property-specific debt, which is comprised principally of long-term mortgages secured by the underlying properties with no recourse to the Corporation was $11.7 billion, relatively unchanged from year end. Core office property debt at March 31, 2007 had an average interest rate of 7% and an average term to maturity of seven years. The debt and equity components of co-investors capital represent the 38% interest of our partners in the U.S. Core Office fund.
Leasing and Occupancy Levels
Our total portfolio occupancy rate at March 31, 2007 was 95% in our core North American markets, and 95% overall, unchanged compared to December 31, 2006:

Brookfield Asset Management  |  Q1 /2007 Interim Report      13

	March 31, 2007			December 31, 2006
	Total	Owned	Percentage	Total	Owned	Percentage
(THOUSANDS)	Area	Interest	Leased	Area	Interest	Leased

New York, New York	19,516	16,352	97%	19,516	16,352	97%
Boston, Massachusetts	2,163	1,103	94%	2,163	1,103	93%
Toronto, Ontario	11,042	6,352	97%	12,283	6,973	96%
Calgary, Alberta	7,845	3,544	100%	7,845	3,544	100%
Washington, D.C.	6,771	6,594	95%	6,771	6,594	98%
Houston, Texas	6,958	6,307	94%	6,958	6,307	95%
Los Angeles, California	10,672	10,438	87%	10,672	10,438	87%
Ottawa, Ontario	2,780	695	99%	2,939	735	99%

Core North American markets	67,747	51,385	95%	69,147	52,046	95%
Denver, Colorado	1,795	1,795	97%	1,795	1,795	96%
Minneapolis, Minnesota	3,008	3,008	90%	3,008	3,008	89%
Other North America	1,845	1,155	94%	1,845	1,155	96%

Total North America	74,395	57,343	95%	75,795	58,004	95%
London, United Kingdom	8,500	2,173	97%	8,500	2,173	94%

Total[1]	82,895	59,516	95%	84,295	60,177	95%

1	Excludes development sites
As at March 31,2007, the average term of our in-place leases in North America was seven years and annual expiries average 7.3% over the next five years. The U.S. portfolio acquired in late 2006 had a shorter lease maturity than the balance of our portfolio, which we will seek to extend as we re-lease the properties. In our European portfolio, the average lease term is 20 years.
We leased 1.6 million square feet in our North American portfolio during the first quarter of 2007 at an average net rent of $22 per square foot, replacing leases that averaged $17 per square foot. Average in-place net rents have increased to $22 from $21 at the end of last year. Leasing fundamentals have improved in most of our markets with particular strength in Calgary and New York. Leasing fundamentals in London also continued to improve, bringing total occupancy across the portfolio to more than 97%, with an average unexpired lease term of approximately 20 years. Nearly 80% of the tenant rating profile is A+ to better.
Residential Properties
We conduct residential property operations in the United States, Canada and Brazil through public subsidiaries in which we hold the following interests: United States — 53%; Canada — 50%; Brazil - 60%. We do not as yet earn any income for managing these operations other than the return on our invested capital, although we are exploring the formation of land joint ventures on an asset management basis.
The following table summarizes our invested capital and related cash flows:

	Assets Under	Invested Capital				Operating Cash Flow
	Management	Total		Net		Total		Net
AS AT AND FOR THE THREE MONTHS ENDED	March 31	March 31	Dec. 31	March 31	Dec. 31	March 31		March 31
(MILLIONS)	2007	2007	2006	2007	2006	2007	2006	2007	2006

United States	$1,306	$1,306	$1,355	$1,158	$1,142	$9	$31
Canada	317	317	305	317	305	42	25
Brazil	779	779	743	584	567	15	7

	2,402	2,402	2,403	2,059	2,014	66	63	$66	$63
Borrowings / interest[1]				(1,107)	(1,126)			—	(6)
Cash taxes								(3)	(12)
Non-controlling interest in net assets				(433)	(404)			(5)	(9)

Net investment / operating cash flow	$2,402	$2,402	$2,403	$519	$484	$66	$63	$58	$36

1	Portion of interest expressed through cost of sales

14     Brookfield Asset Management  |  Q1 /2007 Interim Report

Net operating cash flow was relatively unchanged between 2007 and 2006 as a slowdown in our U.S. operations was offset by strong growth in Canada, where our Alberta operations are benefitting from strong energy markets. Total assets and net capital, which include property assets as well as inventory, cash and equivalent and other working capital balances, have remained relatively unchanged since year-end as new capital invested was matched with sales. Subsidiary borrowings consist primarily of construction financings which are repaid with the proceeds from sales of building lots, single-family houses and condominiums and is generally renewed on a rolling basis as new construction commences.
Operations
— United States
Our U.S. operations contributed $9 million of cash flow before interest, taxes and non-controlling interests during the quarter as demand for new homes slowed and margins narrowed. The gross margin from housing sales was approximately 20% compared with 30% in the same quarter last year and actual closings were lower as well. The 2006 results also included $21 million from lot sales, compared with $4 million in the most recent quarter. We are optimistic that we will achieve margin improvement and increased volumes once the current supply and demand imbalance is worked through which we expect to occur during 2007 and 2008. Net new orders during the quarter, which will be recognized throughout 2007 as the transactions close, were 286 units, which exceeded the 227 units achieved in the first quarter of 2006. Backlog at the end of the quarter was 385 units (March 31, 2006 — 490 units). We continue to own or control 27,000 lots through direct ownership, options and joint ventures.
— Canada
We continue to benefit from strong demand for housing in Canada, particularly in Alberta, with the contribution nearly doubled from $25 million in 2006 to $42 million in the 2007 quarter. Most of the land holdings were purchased in the mid-1990’s or earlier, resulting in particularly strong margins, although the high level of activity is creating some upward pressure on building costs which increased by 9% quarter over quarter. Nevertheless, margins increased from 28% to 38%. Unless the market environment changes, we expect another very strong year in 2007. We own approximately 69,200 lots in these operations of which approximately 5,500 were under development at March 31,2007 and 63,700 are included under development assets because of the length of time that will likely pass before they are developed.
— Brazil
Operating cash flow for 2007 was similar to that reported in 2006. Unit sales during the first quarter of 2007 continued to be strong, which should lead to growth in profits when the units are completed, and the associated revenues are recognized, which is expected to occur during 2007 and 2008. As discussed under infrastructure development on pages 16 and 17, we own substantial density rights that will provide the basis for continued growth in our key markets of Rio de Janeiro and São Paulo.
Opportunity Investments

	Assets Under	Invested Capital				Operating Cash Flow
	Management	Total		Net		Total		Net
AS AT AND FOR THE THREE MONTHS ENDED	March 31	March 31	Dec. 31	March 31	Dec. 31	March 31		March 31
(MILLIONS)	2007	2007	2006	2007	2006	2007	2006	2007	2006

Commercial properties	$894	$894	$1,086	$846	$1,055	$13	$7	$13	$7
Disposition gains						68	—	27	—
Property-specific mortgages / interest				(654)	(820)			(13)	(4)
Co-investors’ capital				(96)	(103)			—	—

Net investment / operating cash flow	$894	$894	$1,086	$96	$132	$81	$7	$27	$3

Total property assets within the fund were approximately $0.9 billion at quarter end, compared to $1.1 billion at the end of 2006. The fund has begun the process of monetizing assets purchased over the past two years to capture value appreciation. Operating results for the quarter include $68 million of disposition gains, of which our share is $27 million. We expect that much of the earnings in this business will come from disposition gains as opposed to net rental income given the focus on value enhancement and the relative short hold period for properties relative to our core office portfolios.
Property assets include approximately 66 office properties in a number of cities across North America as well as smaller investments in industrial, student housing, multi-family, and other property asset classes. The book value of commercial properties includes total and net working capital balances of $48 million (2006 — $48 million) and $nil (2006 — $17 million), respectively. Our net invested capital at December 31, 2006 included a $23 million bridge loan to the fund which was repaid during the first quarter.

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Retail Properties

	Assets Under	Invested Capital				Operating Cash Flow
	Management	Total		Net		Total		Net
AS AT AND FOR THE THREE MONTHS ENDED	March 31	March 31	Dec. 31	March 31	Dec. 31	March 31		March 31
(MILLIONS)	2007	2007	2006	2007	2006	2007	2006	2007	2006

Retail properties[1]	$800	$234	$215	$226	$207	$9	$7	$9	$7
Disposition gains						8	—	8	—

	800	234	215	226	207	17	7	17	7
Borrowings / interest				(108)	(105)			(2)	(2)
Co-investors’ capital				(81)	(74)			(5)	—

Net investment / operating cash flow	$800	$234	$215	$37	$28	$17	$7	$10	$5

1	The Brazil Retail Fund was established in the third quarter of 2006
The fund’s portfolio consists of three shopping centres and associated office space totalling 1.1 million square feet of net leasable area, located in Rio de Janeiro and São Paulo, and includes a 54% interest in the one million square foot Rio Sul Centre, which is one of Brazil’s premier shopping centres.
Operating results were relatively consistent over the prior quarter, although the net contribution for Brookfield declined due to the interests of co-investors following the formation of the fund in late 2006 and the commensurate reduction in our net invested capital. We recognized a further gain during the quarter on the formation of the fund due to working capital adjustments that were finalized during 2007. The book value of retail properties includes total and net working capital balances which increased to $61 million (2006 — $46 million) and $53 million (2006 — $38 million), respectively. Borrowings represent debt incurred by the fund to finance the purchase of the initial portfolio assets, which is guaranteed by the obligation of ourselves and our partners to subscribe for capital in the fund up to the level of the committed amounts. The fund is actively pursuing the acquisition of additional properties to invest the balance of the fund and committed to one such acquisition following quarter end.
Infrastructure Development
We entitle, seek approval for, build, manage and develop many types of critical backbone infrastructure in business segments where we own assets. For example, we typically acquire land or long-term rights on land, seek entitlements to construct, and then either sell the project improved by the infrastructure entitlements or build the project ourselves. We do not typically record ongoing cash flow in respect of development properties because the associated development costs are capitalized until the property is sold, at which time any disposition gain or loss is realized, or until the property is transferred into operations.

			Invested Capital				Operating Cash Flow
		Total		Net		Total		Net
AS AT AND FOR THE THREE MONTHS ENDED	Potential	March 31	Dec. 31	March 31	Dec. 31	March 31		March 31
(MILLIONS)	Developments	2007	2006	2007	2006	2007	2006	2007	2006

Core office properties
Bay Adelaide Centre, Toronto	2.6 million sq. ft.	$267	$251	$267	$251
Four Allen Center, Houston	1.3 million sq.ft.	181	139	181	139
Ninth Avenue, New York	4.7 million sq.ft.	188	184	188	184
Other	21.3 million sq. ft.	312	268	312	268
Property specific financing				(240)	(240)
Residential lots
United States[1]	15,700 lots	—	—	—	—
Canada	63,700 lots	475	400	475	400
Brazil	9.8 million sq. ft.	116	116	116	116
Rural development
Brazil	260,000 acres	71	66	58	49
Canada[2]	28,500 acres	—	—	—	—

	288,500 acres

Net investment / operating cash flow		$1,610	$1,424	$1,357	$1,167	$—	$—	$—	$—

1	Book values included in United States residential property operations, see pages 14 and 15

2	Book values included as higher and better use land in western North American timber operations, see pages 20 and 21

16     Brookfield Asset Management  |  Q1 /2007 Interim Report

In addition to the properties listed above, we have been actively developing a number of hydroelectric power facilities in Brazil and North America as well as wind generation facilities in Canada which are described further under Power Generating Operations.
Core Office Properties
We continued redevelopment of the 1.3 million square foot Four Allen Center in Houston, increasing the capital invested in this project by $42 million since year end. The building has been fully leased to Chevron U.S.A. Inc., who are scheduled to occupy the space upon completion in the fall of 2007. We previously raised $240 million of project-specific financing to fund the acquisition and refurbishment costs.
We continue construction on a 1.1 million square foot premier office property within the Bay Adelaide Centre site located in Toronto’s downtown financial district, are progressing on our 265,000 square foot Bankers Court office project in Calgary, and at Canary Wharf in London, we own our proportionate share of development density which totals approximately 5.4 million square feet of commercial space, of which 1.3 million is currently under active development.
We are actively planning our development at Ninth Avenue and 31st street in midtown New York. The site has received permitting for 4.7 million square feet of office density in this attractive location.
Residential Development Properties
Residential development properties include land, both owned and optioned, which is in the process of being converted to residential
lots, but not expected to enter the home building process for more than three years.
We utilize options to control lots for future years in our higher land cost markets in order to reduce risk. To that end, we hold options on approximately 14,700 lots which are located predominantly on California and Virginia. We invested additional capital into development land in Alberta as a result of the significant increase in activity in this market.
Rural Development Properties
We own approximately 260,000 acres of prime rural development land in the States of São Paulo, Minas Gerais and Mato Grosso. These properties are being used for agricultural purposes, including the harvest of sugar cane for its use in the production of ethanol as a gasoline substitute.
We also hold 28,500 acres of potentially higher and better use land adjacent to our western North American timberlands acquired during 2005, which we intend to convert into residential and other purpose land over time, and are included within our timberland segment.

Brookfield Asset Management  |  Q1 /2007 Interim Report      17

Power Generating Operations
The capital invested in our power generating operations and the associated cash flows are as follows:

			Assets Under	Invested Capital				Operating Cash Flow
AS AT AND FOR	Capacity		Management	Total		Net		Total		Net
THE THREE MONTHS ENDED	Mar. 31	Dec. 31	March 31	March 31	Dec. 31	March 31	Dec. 31	March 31		March 31
(MILLIONS)	2007	2006	2007	2007	2006	2007	2006	2007	2006	2007	2006

Hydroelectric generation	(MW)
Ontario	897	897	$1,102	$1,102	$1,094	$1,102	$1,094	$30	$41
Quebec	277	277	376	376	371	376	371	22	39
British Columbia	127	127	135	135	133	135	133	2	4
New England	240	240	399	399	400	399	400	17	18
New York and other northeast markets	838	832	1,027	1,027	1,016	1,027	1,016	49	50
Louisiana	192	192	472	472	478	472	478	37	29
Brazil	223	205	299	299	264	299	264	14	10

Total hydroelectric generation	2,794	2,770	3,810	3,810	3,756	3,810	3,756	171	191
Wind energy	189	189	333	333	327	333	327	8	—
Co-generation and pumped storage	815	815	166	166	166	166	166	9	9
Development projects	—	—	117	117	60	117	60	—	—

Total power generation	3,798	3,774	4,426	4,426	4,309	4,426	4,309	188	200	$188	$200
Cash, financial assets, accounts receivable and other			1,169	1,169	1,081	1,169	1,081			—	—
Accounts payable and other liabilities						(562)	(419)			(2)	—
Property-specific and subsidiary debt / interest						(3,419)	(3,388)			(64)	(55)
Non-controlling interests in net assets						(242)	(215)			(17)	(14)

Net investment / operating cash flow	3,798	3,774	$5,595	$5,595	$5,390	$1,372	$1,368	$188	$200	$105	$131

Total operating cash flow from our power generating assets was $188 million in the quarter, compared with $200 million in 2006, due to lower realized prices and a reduction in water levels from the above average levels experienced last year. This was offset in part by the contribution from new facilities, including our recently commissioned wind energy project. After deducting interest expense and distributions to owners of partial interests in our business, these operations generated $105 million of cash flow in the quarter.
Operating Results
Our facilities produced 3,813 gigawatt hours of electricity in the first quarter of 2007, compared with 3,545 gigawatts during the same period last year. Hydrology conditions were 10% above normal levels for the portfolio as a whole, however, generation in 2006 was 17% above average. We produced 229 fewer gigawatt hours from existing capacity owned throughout 2007 and 2006, however this was more than offset by the contribution of 343 gigawatt hours from hydroelectric facilities acquired or developed during 2006 and 2007. The new facilities include our recently commissioned wind project, Canada’s largest wind farm, which performed as expected with total production of 138 gigawatt hours during the quarter. Overall, increased generation levels added $8 million to our results last year. Water conditions in most areas continue to be favourable or at normal levels for this time of year and, as a result, our facilities continue to operate at expected long-term average levels.
18     Brookfield Asset Management  |  Q1 /2007 Interim Report

The following table summarizes generation over the past two years:

		Actual Production		Variance to
THREE MONTHS ENDED MARCH 31	Long-Term	March 31	March 31	Long-Term	March 31
(GIGAWATT HOURS)	Average	2007	2006	Average	2006

Existing capacity	2,751	3,017	3,246	266	(229)
Acquisitions — during 2006	313	339	27	26	312
Acquisitions — during 2007	5	4	—	(1)	4

Total hydroelectric operations	3,069	3,360	3,273	291	87
Wind energy	139	138	—	(1)	138
Co-generation and pump storage	264	315	272	51	43

Total generation	3,472	3,813	3,545	341	268

Realized prices decreased to $68 per megawatt hours although they largely exceeded market prices due to our long standing strategy to sell much of our power under long-term power sales agreements or financial contracts. Spot electricity prices during the quarter were in line with those of 2006, however the shorter term contracts under which power was sold during the quarter were at lower prices than those for the same period last year. As a result, the actual prices realized by us declined. Our capacity to capture peak pricing using the flexibility of our assets also contributes to mitigating lower prices. We recorded a particularly high level of such premiums in the first quarter of 2006, contributing to the higher prices in that quarter. The following table illustrates revenues and operating costs for our hydroelectric facilities:

	2007				2006
THREE MONTHS ENDED MARCH 31	Actual	Realized	Operating	Operating	Actual	Realized	Operating	Operating
(GWH AND $ MILLIONS)	Production	Revenues	Costs	Cash Flows	Production	Revenues	Costs	Cash Flows

Ontario	619	$41	$11	$30	679	$51	$10	$41
Quebec	461	28	6	22	520	46	7	39
New England	419	23	7	16	359	23	5	18
New York	1,167	68	19	49	1,080	67	17	50
Other	694	67	13	54	635	56	13	43

Total	3,360	$227	$56	$171	3,273	$243	$52	$191

Per MWh		$67.56	$16.67	$51		$74.24	$15.89	$58

Costs increased by 9% on a per unit basis due to lower generation and a higher Canadian dollar. Interest expenses were higher during the quarter, representing the carrying charges on debt incurred to finance power facilities acquired or built in 2006.
The contribution from our non-hydro facilities is set forth in the following table. Cash flows increased in the first quarter due to the addition of our wind energy project.

	2007				2006
THREE MONTHS ENDED MARCH 31	Actual	Realized	Operating	Operating	Actual	Realized	Operating	Operating
(GWH AND $ MILLIONS)	Production	Revenues	Costs	Cash Flows	Production	Revenues	Costs	Cash Flows

Co-generation and pumped storage	315	$28	$19	$9	272	$26	$17	$9
Wind energy	138	10	2	8	—	—	—	—

Total	453	$38	$21	$17	272	$26	$17	$9

Per MWh		$83.90	$46.40	$38		$95.60	$62.50	$33

Financial Position
The total book value of our power generating assets increased by $117 million during the quarter due primarily to acquired and developed facilities. Property-specific and subsidiary debt was $3.4 billion, unchanged from the end of 2006, and includes $0.3 billion of debt that was refinanced during the quarter thereby extending the overall maturity profile. Property-specific debt totalled $2.7 billion at year end and corporate unsecured notes issued by our power generating operations totalled $0.7 billion. Property-specific debt has an average interest rate of 8% and an average term of 18 years and is all investment grade quality. The corporate unsecured notes bear interest at an average rate of 5%, have an average term of 10 years and are rated BBB by S&P and BBB (high) by DBRS and BBB by Fitch.
Brookfield Asset Management  |  Q1 /2007 Interim Report     19

Non-controlling interests represent the 50% interest in the Great Lakes Hydro Income Fund and a 25% interest in our Louisiana facilities that is held by other shareholders and the increase during the quarter reflects undistributed earnings of these two entities accumulated since year end.
Contract Profile
Approximately 80% of our projected 2007 and 2008 generation is currently subject to long-term bilateral power sales agreements or shorter-term financial contracts. The remaining generation is sold into wholesale electricity markets. Our long-term sales contracts, which cover approximately 55% of projected revenues during this period, have an average term of 12 years and the counterparties are almost exclusively customers with long-standing favourable credit histories or investment grade ratings. The financial contracts typically have a term of between one and three years.
The following table sets out the profile of our contracts over the next five years from our existing facilities, assuming long-term average hydrology:

	Balance of	Years ended December 31
	2007	2008	2009	2010	2011

Generation (GWh)
Contracted
Power sales agreements	5,385	7,285	5,923	5,890	5,428
Financial contracts	2,646	2,937	292	287	—
Uncontracted	1,752	2,956	6,535	6,571	7,327

	9,783	13,178	12,750	12,748	12,755

Contracted generation
% of total	82	78	49	48	43
Revenue ($millions)	517	678	453	450	420
Price ($/MWh)	64	66	73	73	77

The increase in the average selling price for contracted power from $64 per megawatt hour (MWh) to $77 per MWh over the next five years reflects contractual step-ups in long duration contracts with attractive locked-in prices and the expiry of lower priced contracts during the period. Realized prices have typically exceeded contractual prices due to ancillary revenues and the ability to capture peak pricing.
Timberlands
We own and manage timber assets which have investment characteristics that are similar to our property and power operations. Our current operations consist of the following:

		Assets Under	Invested Capital				Operating Cash Flow
AS AT AND FOR		Management	Total		Net		Total		Net
THE THREE MONTHS ENDED		March 31	March 31	Dec. 31	March 31	Dec. 31	March 31		March 31
(MILLIONS)	Acres	2007	2007	2006	2007	2006	2007	2006	2007	2006

Timber
Western North America
Timberlands	603,000	$772	$772	$777	$772	$777	$22	$13
Higher and better use lands	28,500	108	108	111	108	111	2	—
Eastern North America	1,076,000	188	188	189	188	189	8	26
Brazil	180,000	54	54	45	54	45	1	—

	1,887,500	1,122	1,122	1,122	1,122	1,122	33	39
Other assets, net		102	102	68	41	18	—	—

		1,224	1,224	1,190	1,163	1,140	33	39	$33	$39
Property-specific and other borrowings / interest					(486)	(485)			(7)	(6)
Non-controlling interests in net assets					(340)	(340)			(14)	(3)

Net investment / operating cash flow		$1,224	$1,224	$1,190	$337	$315	$33	$39	$12	$30

20     Brookfield Asset Management  |  Q1 /2007 Interim Report

We have significantly expanded the operations over the past two years with the formation of the Island Timberlands Fund in western North America during 2005 and the Acadian Timber Income Fund in eastern North America early in 2006 which, in addition to the 1.1 million acres of freehold timber also manages 1.3 million acres of crown licenses. We also hold 180,000 acres of timberlands located in the State of Paraná in Brazil and are actively pursuing acquisition opportunities to expand our timberland operations in this country, which benefit from rapid rates of growth for trees. In this regard, we acquired 40,000 additional acres in Brazil during the quarter for $8 million. On April 20, 2007, we also acquired Longview Fibre Company, which owns 588,000 acres of high quality timberlands located in the U.S. Pacific northwest. We plan to syndicate participation in the Longview timber assets to co-investors over time. Our goal is to continue to prudently invest additional capital in our timber operations when opportunities are available.
Operating Results
Timber operations performed above expectations during the quarter. Log sales totalled approximately 1 million cubic metres compared with 0.8 million cubic metres last year as operations benefitted from favourable weather conditions. Realized prices were relatively unchanged quarter over quarter, although the increased harvest resulted in lower unit costs. Operating results also benefitted from sales of higher and better use lands totalling $2 million (2006 — $nil). Demand for high quality timber exported to the U.S. and Japan remains strong, and weather conditions in North America were favourable. Nevertheless, the current conditions in the eastern North American forest product sector are likely to persist for the next several quarters. Operating cash flows during 2006 include a gain of $26 million realized on the formation of Acadian Timber Income Fund.
Financial Position
Total and net invested capital was relatively unchanged from year end. Borrowings of $486 million (2006 — $485 million) consist mostly of property-specific financings secured by our timber assets in North America. Our western Canadian timberlands secure borrowings of $410 million, which have an average interest rate of 6%, an average term to maturity of 17 years and are all rated as investment grade. The balance of the borrowings consist of $69 million of debt secured by the eastern Canadian timber assets and other debt of $7 million under working capital facilities.
Non-controlling interests represent the interests of co-investors in our two North American funds. We own 50% of our western Canadian fund and 30% of Acadian.
Transmission Infrastructure

	Assets Under	Invested Capital				Operating Cash Flow
AS AT AND FOR	Management	Total		Net		Total		Net
THE THREE MONTHS ENDED	March 31	March 31	Dec. 31	March 31	Dec. 31	March 31		March 31
(MILLIONS)	2007	2007	2006	2007	2006	2007	2006	2007	2006

Transmission facilities and investments
Chile	$2,498	$2,498	$2,525	$2,498	$2,525	$50	$—
North America	148	148	146	148	146	8	7
Brazil	164	164	157	164	157	3	—

	2,810	2,810	2,828	2,810	2,828	61	7	$61	$7
Other assets	355	355	315	355	315	—	—	—	—

	3,165	3,165	3,143	3,165	3,143	61	7	61	7
Other liabilities				(292)	(267)			(3)	—
Project-specific financing and other borrowings				(1,487)	(1,496)			(24)	(2)

				1,386	1,380	61	7	34	5
Debt component of co-investors’ capital				(589)	(589)			(12)	—
Equity component of co-investors’ capital				(235)	(242)			(7)	—

Net investment / operating cash flow	$3,165	$3,165	$3,143	$562	$549	$61	$7	$15	$5

Our operations consist of the largest transmission system in Chile, a smaller system in northern Ontario and a 20% interest in a Brazilian transmission company known as TBE. We own 28% of the Chilean operations, 100% of the northern Ontario operations and 20% of the Brazil operations. We believe the regulated rate base nature of these assets provides for attractive reliable long-term returns and we will endeavour to expand our operations in this asset class.
Brookfield Asset Management  |  Q1 /2007 Interim Report     21

Operating Results
The Chilean operations, acquired in June 2006, performed in line with expectations during the quarter. In addition, we reported our share of TBE’s quarterly results. The increase in carrying charges, including income allocated to co-investor capital, relates entirely to the Chilean operations.
Financial Position
Invested capital was relatively unchanged during the quarter on both a total and net basis. Property-specific financing borrowings largely represents debt incurred and assumed with the Transelec acquisition. The project-specific debt has an average interest rate of 6%, an average term to maturity of 17 years and is all investment grade. Co-investor capital represents the 72% interests of our co-investors in the Transelec business. A portion of their capital is in the form of long-term debt that ranks pari passu with our interests and is classified as such for accounting purposes.
Specialty Investment Funds

	Assets Under	Invested Capital				Operating Cash Flow
AS AT AND FOR	Management [1]	Total		Net		Total		Net
THE THREE MONTHS ENDED	March 31	March 31	Dec. 31	March 31	Dec. 31	March 31		March 31
(MILLIONS)	2007	2007	2006	2007	2006	2007	2006	2007	2006

Bridge Lending	$1,734	$729	$637	$729	$622	$21	$8	$21	$8
Real Estate Finance	5,847	181	183	181	183	5	10	5	10
Restructuring	986	986	977	292	377	37	21	21	21
Fixed income and real estate securities [2]	20,158	—	—	—	—	—	—	—	—

Net investment / operating cash flow	$28,725	$1,896	$1,797	$1,202	$1,182	$63	$39	$47	$39

1	Represents capital committed or pledged by Brookfield and co-investors, including the book value of our invested capital

2	Capital invested in fixed income and real estate securities and associated cash flow included in Cash and Financial Assets and Other Assets
Net operating cash flow, which represents the returns from our net invested capital deployed in these activities, was $47 million in 2007, a 21% increase over 2006. Higher investment income reflects higher average levels of interest bearing loans held during the period.
Bridge Lending
Our net capital deployed increased to $729 million from $622 million during the quarter. We continued to review a number of financing opportunities and issued new loans totalling $200 million to three clients. Our portfolio at quarter end was comprised of 17 loans, and the largest single exposure at that date was $103 million. The portfolio has an average term of 22 months excluding extension privileges and generated an average yield of 12% during the quarter.
Operating cash flows, which represent the return on our capital and exclude management fees, increased over the prior quarter due to the higher level of invested capital, which began with invested capital of only $268 million, as well as higher yields.
Real Estate Finance

	Assets Under	Invested Capital				Operating Cash Flow
AS AT AND FOR	Management [1]	Total		Net		Total		Net
THE THREE MONTHS ENDED	March 31	March 31	Dec. 31	March 31	Dec. 31	March 31		March 31
(MILLIONS)	2007	2007	2006	2007	2006	2007	2006	2007	2006

Real estate finance investments, net of debt	$2,326	$514	$417	$514	$417	$15	$30	$15	$30
Less: co-investor interests	—	(377)	(278)	(377)	(278)	(11)	(20)	(11)	(20)

Real estate finance fund	2,326	137	139	137	139	4	10	4	10
Securities — directly held	21	21	21	21	21	—	—	—	—
Financial assets — Mortgage REIT	3,500	23	23	23	23	1	—	1	—

Net investment / operating cash flow	$5,847	$181	$183	$181	$183	$5	$10	$5	$10

1	Represents capital committed or pledged by Brookfield and co-investors, including the book value of our invested capital
During the quarter, we acquired loan positions with an aggregate principal balance of approximately $700 million. The portfolio continues to perform in line with expectations although cash flows were lower than 2006 as this period included a $13 million gain on the sale of a U.S. public mortgage REIT, of which our share was $4 million.
22     Brookfield Asset Management  |  Q1 /2007 Interim Report

Restructuring

	Assets Under	Invested Capital				Operating Cash Flow
AS AT AND FOR	Management	Total		Net		Total		Net
THE THREE MONTHS ENDED	March 31	March 31	Dec. 31	March 31	Dec. 31	March 31		March 31
(MILLIONS)	2007	2007	2006	2007	2006	2007	2006	2007	2006

Property, plant and equipment	$459	$459	$453	$459	$453
Securities	53	53	29	53	29
Loans receivable	69	69	23	69	23
Other assets	405	405	472	405	472

	986	986	977	986	977	$37	$21	$37	$21
Other liabilities				(228)	(235)	—	—	—	—
Subsidiary debt				(180)	(175)	—	—	(4)	—
Non-controlling interests				(286)	(190)	—	—	(12)	—

	$986	$986	$977	$292	$377	$37	$21	$21	$21

We completed the investment phase of our first fund and recently formed our second restructuring fund, Tricap II, with initial committed capital of $668 million, including $260 million from ourselves. Our net invested capital in restructuring opportunities at quarter end was $292 million, compared to $377 million deployed at the end of 2006, and decreased due to the syndication of investments held at year end for our co-investors in Tricap II.
Total operating cash flows are substantially higher than net amounts and the total amounts in 2006 because we began consolidating the accounts of our investments in Western Forest Products (“Western”) for accounting purposes when it became majority owned by Tricap. Net capital and cash flows reflect our pro rata share of the investee results after deducting financing and other shareholder interests. Operating results improved in the first quarter at both Western and Concert Industries. The 2006 results included a gain of $19 million on the monetization of an investment position.
Tricap completed the financial restructuring of Stelco, a major Canadian integrated steel company during 2006, which resulted in Tricap owning a 37% equity interest. A new management team with extensive experience in the steel industry joined the company and we intend to benefit from the improved fundamentals and consolidation within this sector. We do not receive any dividends from our investment and include our share of Stelco’s results in Equity Accounted Results from Investments in our reconciliation between operating cash flow and net income.
Fixed Income and Real Estate Securities
During the quarter, we added $650 million of new mandates to our operations. We also secured an additional unfunded mandate that should increase assets under management by a further $400 million, and launched a new collateralized debt obligation fund with $400 million of investor commitments.
We have been cautious with respect to the sub-prime market since the beginning of 2006, and as a result, we believe our exposure to the credit issues within this sector of the market is relatively modest.
Brookfield Asset Management  |  Q1 /2007 Interim Report     23

Private Equity Investments
We own direct interests in a number of investments which will be sold once value has been maximized, integrated into our core operations or used to seed new funds. Although not core to our broader strategy, we expect to continue to make new investments of this nature and dispose of more mature assets.

			Assets Under	Invested Capital				Operating Cash Flow
AS AT AND FOR			Management	Total		Net		Total		Net
THE THREE MONTHS ENDED			March 31	March 31	Dec. 31	March 31	Dec. 31	March 31		March 31
(MILLIONS)	Location	Interest	2007	2007	2006	2007	2006	2007	2006	2007	2006

Forest products
Norbord Inc.	North America / UK	24%	$170	$170	$178	$27	$26	$5	$5	$3	$3
Fraser Papers Inc.	North America	49%	136	136	141	136	141	—	—	—	—
Privately held	North America	100%	155	155	140	98	95	(5)	(8)	(5)	(8)
Mining
Coal lands	Alberta	100%	74	74	73	74	73	1	1	1	1
Business services
Insurance	Various	80-100%	2,547	2,547	2,357	615	593	28	1	18	(1)
Banco Brascan, S.A.	Rio de Janeiro	40%	76	76	75	76	75	(1)	1	(1)	1
Privately held	Various	100%	167	167	369	103	278	15	7	5	1
Publicly listed	Canada	60%	44	44	51	21	23	—	1	—	—
Property
Privately held	Brazil	Various	114	114	66	98	100	(1)	—	(1)	—

Net investment / operating cash flows			$3,483	$3,483	$3,450	$1,248	$1,404	$42	$8	$20	$(3)

We account for our non-controlled public investments such as Norbord and Fraser Papers using the equity method, and include dividends received from these investments in operating cash flow and our proportional share of their earnings in net income. We consolidate the results of our majority owned private companies and accordingly include our proportional share of their results in the operating cash flow shown above.
Forest Products
We control 38% and own a net beneficial interest in approximately 24% or 35 million shares of Norbord Inc. (“Norbord”). We previously issued debentures exchangeable into 20 million Norbord shares that are recorded at the market value of the Norbord shares. Our net investment had a market value of approximately $240 million at quarter end.

			Assets Under	Invested Capital				Operating Cash Flow
AS AT AND FOR			Management	Total		Net		Total		Net
THE THREE MONTHS ENDED			March 31	March 31	Dec. 31	March 31	Dec. 31	March 31		March 31
(MILLIONS)	Shares	Interest	2007	2007	2006	2007	2006	2007	2006	2007	2006

Common shares owned	54.8	38%	$170	$170	$178	$170	$178	$5	$5	$5	$5
Exchangeable debentures	(20.0)	(14%)	—	—	—	(143)	(152)	—	—	(2)	(2)

Net investment / operating cash flows	34.8	24%	$170	$170	$178	$27	$26	$5	$5	$3	$3

Norbord contributed $5 million of dividends to our cash flow during the current quarter resulting in a net contribution of $3 million after deducting exchangeable debenture interest.
Further information on Norbord and Fraser Papers is available through their web sites at www.norbord.com and www.fraserpapers.com, respectively.
We acquired privately held Katahdin Paper out of bankruptcy in April 2003 in connection with the purchase of power generation operations. While the power generation operations have been extremely profitable, Katahdin has faced a difficult operating environment over the past two years, which has resulted in losses and asset impairment charges, although we believe the company has made significant progress in realigning its operations to benefit from future cyclical upswings in its operating environment and we believe we are past the low point in the restructuring of these operations.
24     Brookfield Asset Management  |  Q1 /2007 Interim Report

Business Services
Our insurance operations returned to a more normalized level of profitability during the quarter, following storm-related underwriting losses in the first quarter of 2006. We continue to explore a variety of options to surface the value of our insurance business, which could result in a reduced ownership interest in the future.
Other privately held businesses include our interests in a financial data processing company.
Cash and Financial Assets
We hold a substantial amount of financial assets, cash and equivalents that represents liquid capital to fund operating activities and investment initiatives.

	Assets Under	Invested Capital				Operating Cash Flow
AS AT AND FOR	Management	Total		Net		Total		Net
THE THREE MONTHS ENDED	March 31	March 31	Dec. 31	March 31	Dec. 31	March 31		March 31
(MILLIONS)	2007	2007	2006	2007	2006	2007	2006	2007	2006

Financial assets
Government bonds	$54	$54	$57	$54	$57
Corporate bonds — Xstrata exchangeable	368	368	375	368	375
— Other	196	196	199	196	199
Asset backed securities	16	16	16	16	16
High yield bonds	128	128	137	128	137
Preferred shares	28	28	26	28	26
Common shares	1,068	1,068	548	1,068	548
Loans receivable	—	—	10	—	10

Total financial assets	1,858	1,858	1,368	1,858	1,368	$250	$87	$250	$87
Cash and cash equivalents	366	366	305	366	305	—	—	—	—
Deposits and other liabilities		—	—	(486)	(524)	—	—	—	(1)

Net investment / operating cash flow	$2,224	$2,224	$1,673	$1,738	$1,149	$250	$87	$250	$86

During the quarter, we adopted new accounting guidelines related to Financial Instruments under which our financial assets, other than equity accounted investments and loans receivable, are carried at market values at March 31, 2007. The December 31, 2006 balances are at original cost other than designated trading portfolios that are presented at market. Operating cash flow reflects revaluation gains for securities that are held for trading and instruments that contain embedded derivatives such as convertible or exchangeable debentures. Revaluation gains or losses on other securities are recorded in other comprehensive income and not included in operating cash flow.
The increase in the carrying value of common shares is due to the adjustment to market value of some of our positions where gains existed, and new positions established during the quarter in the normal course of our investment activities. Virtually all of these positions are in companies which hold strategic assets that we would be comfortable owning ourselves.
Operating cash flow includes a net gain of $154 million from the sale of half of our holdings of Xstrata exchangeable debentures during the quarter. This consists of two components: an amount of $165 million which represents the accrued gain on the debentures up to December 31, 2006; and an $11 million loss representing the change in value between December 31, 2006 and the time of sale. Under the transitional rules for Financial Instruments, the $165 million portion of the gain has been recorded directly into retained earnings. We have included this amount in our operating cash flows in this section to ensure that the full gain is recognized in our operating track record. The Xstrata debentures are the only financial instruments we hold that gave rise to a significant adjustment of this nature. The carrying value of this investment at December 31, 2006 represents the original cost of our entire position whereas the March 31, 2007 balance represents the market value of approximately one-half of the original investment following sales during the quarter.
Deposit and other liabilities include broker deposit liabilities associated with our securities portfolio and borrowed securities sold short with a value of $78 million at March 31, 2007.
Brookfield Asset Management  |  Q1 /2007 Interim Report     25

Other Assets
The following is a summary of other assets:

	Net Invested Capital		Operating Cash Flow
AS AT AND FOR THE THREE MONTHS ENDED	March 31	Dec. 31	March 31	Dec. 31
(MILLIONS)	2007	2006	2007	2006

Accounts receivable	$444	$386
Restricted cash	492	517
Intangible assets	132	130
Prepaid and other assets	619	888

	$1,687	$1,921	$—	$—

Other assets include working capital balances employed in our business that are not directly attributable to specific operating units. The magnitude of these balances varies somewhat based on seasonal variances. These balances include $736 million (2006 — $846 million) associated with Brookfield Properties Corporation and $951 million (2006 — $1,075 million) associated with the Corporation.
CAPITAL RESOURCES AND LIQUIDITY
The following sections describe our capitalization and liquidity profile on both a consolidated and deconsolidated basis. The strength of our capital structure and the liquidity that we maintain enables us to achieve a low cost of capital for our shareholders and at the same time provides us with the flexibility to react quickly to potential investment opportunities as they arise, as well as to withstand sudden adverse changes in economic circumstances.
Capitalization

			Book Value						Operating Cash Flow [2]
AS AT AND FOR	Cost of Capital [1]		Total		Net				Total		Net
THE THREE MONTHS ENDED	March 31	Dec. 31	March 31		March 31				March 31		March 31
(MILLIONS)	2007	2006	2007	2006	2007		2006		2007	2006	2007	2006

Corporate borrowings	7%	7%	$1,495	$1,507	$1,495		$1,507		$31	$30	$31	$30
Non-recourse borrowings
Property-specific mortgages	7%	7%	16,917	17,148	—		—		284	143	—	—
Subsidiary borrowings	7%	7%	4,134	4,153	684	[3]	668	[3]	61	27	15	16
Other liabilities	9%	9%	6,651	6,497	1,690		1,771		130	85	108	66
Capital securities	6%	6%	1,476	1,585	1,476		1,585		22	24	22	24
Non-controlling interest in net assets	22%	19%	3,872	3,734	1,804		1,829		205	100	92	69
Shareholders’ equity
Preferred equity	6%	6%	689	689	689		689		9	10	9	10
Common equity	20%	20%	6,061	5,395	6,061		5,395		562	297	562	297

	9.5%	9.5%	$41,295	$40,708	$13,899		$13,444		$1,304	$716	$839	$512

1	Based on operating cash flows as a percentage of average book value

2	Interest expense in the case of borrowings. Attributable operating cash flows in the case of minority and equity interests, including cash distributions. Current taxes and operating expenses in the case of accounts payable and other liabilities

3	Represents subsidiary obligations guaranteed by the Corporation or issued by fully integrated corporate subsidiaries
Our consolidated capitalization, which includes liabilities and shareholders’ equity was relatively unchanged during the quarter. The book value of our common equity increased to $6.1 billion from $5.4 billion. The market value of our common equity capitalization at year end was $22 billion.
Our overall weighted average cash cost of capital, using a 20% return objective for our common equity, is 9.5%, unchanged from 2006. This reflects the low cost of non-participating perpetual preferred equity issued over a number of years, as well as the low cost of term debt, capital securities and non-recourse investment grade financings, achievable due to the high quality of our core office properties and power generating plants.
26     Brookfield Asset Management  |  Q1 /2007 Interim Report

Corporate Borrowings

AS AT AND FOR	Cost of Capital [1]		Book Value		Operating Cash Flow [2]
THE THREE MONTHS ENDED	March 31	Dec. 31	March 31	Dec. 31	March 31	March 31
(MILLIONS)	2007	2006	2007	2006	2007	2006

Commercial paper and bank borrowings	5%	5%	$—	$—	$5	$1
Publicly traded term debt	7%	7%	1,452	1,463	25	28
Privately held term debt [3]	6%	6%	43	44	1	1

			1,495	1,507	31	30
Subsidiary obligations [4]	10%	10%	684	668	15	16

	7%	7%	$2,179	$2,175	$46	$46

1	As a percentage of average book value of debt

2	Interest expense

3	$43 million is secured by coal assets included in Investments

4	Guaranteed by the Corporation or issued by fully integrated corporate subsidiaries
The average interest rate on our term debt was 7% at quarter end, similar to 2006, and the average term was 11 years (2006 — 11 years). During the quarter, Moody’s upgraded our corporate unsecured credit rating to Baa2 (stable). Subsequent to the quarter, we issued $250 million of U.S. 10 year 5.80% notes and C$250 million of Canadian 10 year 5.29% notes.
The Corporation has $960 million of committed corporate credit facilities which are utilized principally as back-up credit lines to support commercial paper issuance. At March 31, 2007, none of these facilities were drawn, although approximately $59 million (2006 — $43 million) of the facilities were utilized for letters of credit issued to support various business initiatives.
Subsidiary obligations include $110 million (C$127 million) retractable preferred shares issued by corporate subsidiaries that are fully integrated into our ownership structure as well as financial obligations that are guaranteed by the Corporation. The company does not typically guarantee the debts of subsidiaries, with the principal exception being a guarantee of subsidiary debt due on 2015 which was originally issued in 1990, during a higher interest rate environment, that was assumed by the Corporation upon amalgamating with the original guarantor.
Non-Recourse Borrowings
As part of our financing strategy, we raise the majority of our debt capital in the form of asset specific mortgages or subsidiary obligations. With limited exceptions, these obligations have no recourse to the Corporation.
The nature of these borrowings and activity during the period is discussed within the Operations Review as part of the relevant business unit reviews and is also presented under Maturity Profile of Debt Obligations in the Liquidity section.
Capital Securities

AS AT AND FOR	Cost of Capital [1]		Book Value		Operating Cash Flow [2]
THE THREE MONTHS ENDED	March 31	Dec. 31	March 31	Dec. 31	March 31	March 31
(MILLIONS)	2007	2006	2007	2006	2007	2006

Corporate preferred shares and preferred securities	6%	6%	$554	$663	$9	$11
Subsidiary preferred shares	6%	6%	922	922	13	13

	6%	6%	$1,476	$1,585	$22	$24

1	As a percentage of average book value

2	Interest expense
Distributions paid on these securities, which are largely denominated in Canadian dollars, are recorded as interest expense, even though all but one of the issues are preferred shares that are convertible into common equity at our option. The holders of the preferred shares also have the right, after a fixed date, to convert the shares into common equity based on the market price of our common shares at that time and, accordingly, these securities are classified as liabilities for Canadian GAAP purposes.
The average distribution yield on the capital securities at March 31, 2007 was 6% (2006 — 6%) and the average term was 12 years (2006 — 12 years). We redeemed C$125 million ($107 million) of 8.35% capital securities due 2050 in January 2007 with the proceeds from a C$200 million, 4.75% perpetual preferred share issue.
Brookfield Asset Management  |  Q1 /2007 Interim Report     27

Non-Controlling Interests in Net Assets
Non-controlling interests in net assets are comprised of two components: participating interests of other shareholders in our operating assets and subsidiary companies, and non-participating preferred equity issued by subsidiaries.

	Number of Shares /	Invested Capital				Operating Cash Flow [1]
AS AT AND FOR	% Interest	Total		Net		Total		Net
THE THREE MONTHS ENDED	March 31	March 31	Dec. 31	March 31	Dec. 31	March 31		March 31
(MILLIONS)	2007	2007	2006	2007	2006	2007	2006	2007	2006

Participating interests
Property
Brookfield Properties Corporation	135.1 / 50%	$1,645	$1,633	$1,647	$1,633	$90	$67	$90	$67
Brookfield Homes Corporation	12.5 / 47%	189	174	—	—	1	9	—	—
Property funds and other	various	648	601	—	—	58	—	—	—
Power generation	various	204	203	—	—	15	13	—	—
Timberlands	50% / 70%	338	338	—	—	14	3	—	—
Transmission infrastructure	72%	234	242	—	—	7	—	—	—
Other	various	455	347	—	—	18	6	—	—

		3,713	3,538	1,647	1,633	203	98	90	67
Non-participating interests		159	196	157	196	2	2	2	2

		$3,872	$3,734	$1,804	$1,829	$205	$100	$92	$69

1	Represents share of operating cash flows attributable to the interests of the respective shareholders and includes cash distributions
We include Brookfield Properties on a fully consolidated basis in our segmented basis of presentation and accordingly the interest of others in these operations are reflected in both the total and net results. The other entities shown above are presented on a deconsolidated basis in our segmented analysis, and, as a result, the interests of other shareholders are presented in total invested capital and total operating cash flow only. The total operating cash flow attributable to these interests is shown as a deduction in arriving at the net operating cash flow for each respective business unit.
Operating cash flow distributed to other non-controlling shareholders in the form of cash dividends totalled $37 million ($26 million on a net basis) in 2007 compared with $29 million ($23 million on a net basis) in 2006. The undistributed cash flows attributable to non-controlling shareholders are retained in the respective operating businesses and are available to expand their operations, reduce indebtedness or repurchase equity.
Other Liabilities and Operating Costs

	Invested Capital				Operating Cash Flow
AS AT AND FOR	Total		Net		Total		Net
THE THREE MONTHS ENDED	March 31	Dec. 31	March 31	Dec. 31	March 31		March 31
(MILLIONS)	2007	2006	2007	2006	2007	2006	2007	2006

Accounts payable	$1,705	$1,778	$934	$952
Insurance liabilities	1,776	1,619	—	—
Deferred tax liability	493	436	402	349
Other liabilities	2,677	2,664	354	470

Other operating costs
Corporate and asset management					$76	$46	$69	$41
Property services expenses					34	25	34	25
Cash taxes					20	14	5	—

	$6,651	$6,497	$1,690	$1,771	$130	$85	$108	$66

Accounts payable and other liabilities, which include $686 million associated with Brookfield Properties, were relatively unchanged from $616 million at year end.
28     Brookfield Asset Management  |  Q1 /2007 Interim Report

Insurance liabilities increased during the quarter on both a total and net basis due to the expansion of these operations which resulted in a corresponding increase in the securities held within these operations. Deferred taxes represent future tax obligations that arise largely due to holding assets whose book value exceeds their value for tax purposes. Other liabilities includes $143 million representing the debentures exchangeable into 20 million Norbord common shares.
Operating costs include those of Brookfield Properties, and reflect the costs of our asset management activities as well as costs which are not directly attributable to specific business units. Corporate and asset management costs increased from $41 million in 2006 to $69 million in 2007 on a net basis, due to the continued expansion of our business and increased level of activity, in particular costs associated with the integration of a major property portfolio and the expanded resources requirements.
Cash taxes relate principally to the taxable income generated within our operations and in jurisdictions that cannot be fully offset by tax losses elsewhere in the business.
Preferred Equity
Preferred equity represents perpetual floating rate preferred shares that provide an attractive form of permanent equity leverage to our common shares.

AS AT AND FOR	Cost of Capital [1]		Book Value		Operating Cash Flow [2]
THE THREE MONTHS ENDED	March 31	Dec. 31	March 31	Dec. 31	March 31
(MILLIONS)	2007	2006	2007	2006	2007	2006

Preferred equity	6%	6%	$689	$689	$9	$10

1	As a percentage of average book value

2	Dividends
Subsequent to the quarter, we committed to the issuance of C$200 million of 4.75% perpetual preferred shares.
Common Equity
On a diluted basis, Brookfield had 409.2 million common shares outstanding at quarter end with an aggregate book value of $6.1 billion or $15.88 per share. The market capitalization of our common shares on March 31, 2007 was $21.8 billion or $52.26 per share. The difference of $15.7 billion (2006 — $14.5 billion) reflects in part the appreciation in the value of our assets that is not reflected in our book values due to accounting depreciation and economic appreciation and, in some cases, acquisitions at a discount to long-term value.
The number of shares outstanding increased by 2.0 million shares during the quarter. During 2007, we repurchased 0.1 million common shares under issuer bids and issued 2.1 million options in connection with annual compensation awards.
Brookfield has two classes of common shares outstanding: Class A and Class B. Each class of shares elects one-half of the Corporation’s Board of Directors. The Class B shares are held by Partners Ltd., a private company owned by 45 individuals, including a number of the senior executive officers of Brookfield, who collectively hold direct and indirect beneficial interests in approximately 69 million Class A shares representing an approximate 17% equity interest in the company. Further details on Partners Ltd. can be found in the company’s management information circular.
Brookfield Asset Management  |  Q1 /2007 Interim Report     29

Deconsolidated Capitalization
The capitalization of the Corporation on a deconsolidated basis (i.e. excluding the capitalization of Brookfield Properties Corporation and other entities otherwise included in our consolidated financial statements), together with relevant credit statistics is as follows:

					Operating Cash Flow
	Market Value [1]		Book Value		Underlying		Remitted
	March 31	Dec. 31	March 31	Dec. 31	March 31	March 31	March 31	March 31
	2007	2006	2007	2006	2007	2006	2007	2006

Corporate borrowings	$1,495	$1,507	$1,495	$1,507	$31	$30	$31	$30
Subsidiary borrowings [2]	684	668	684	668	15	16	15	16
Other liabilities	1,004	983	1,004	983	75	55	75	55
Capital securities	554	663	554	663	9	11	9	11
Non-controlling interests	32	69	32	69	2	2	2	2
Shareholders’ equity
Preferred equity	689	689	689	689	9	10	9	10
Common equity	21,820	19,947	6,061	5,395	552	297	486	238

Total capitalization / cash flows	$26,278	$24,526	$10,519	$9,974	$693	$421	$627	$362

Debt to total capitalization [3]	8%	9%	21%	22%
Interest coverage [4]					15x	9x	14x	8x
Fixed charge coverage [5]					11x	6x	10x	5x

1	Common equity values based on period end market prices

2	Guaranteed by the Corporation or issued by fully integrated corporate subsidiaries

3	Corporate and subsidiary borrowings as a percentage of total capitalization

4	Total cash flows divided by interest in corporate and subsidiary borrowings

5	Total cash flows divided by interest on corporate and subsidiary borrowings and distributions on capital securities and preferred equity
We target a debt to capitalization level on a book value basis of between 20% and 30%.
Liquidity
Our financial assets and committed bank facilities are described further on pages 25 and 27 of this report and represent liquidity of $2.7 billion as at March 31, 2007. We held $2.5 billion of similar liquidity at the end of 2006.
Maturity Profile of Debt Obligations
Principal repayments on debt obligations due over the next five years and thereafter are as follows:
Corporate Borrowings

	Average	Balance of
(MILLIONS)	Term	2007	2008	2009	2010	2011	Beyond	Total

Commercial paper and bank borrowings	—	$—	$—	$—	$—	$—	$—	$—
Publicly traded term debt	12	107	299	—	198	—	848	1,452
Privately held term debt	14	2	2	2	2	2	33	43

Total	12	$109	$301	$2	$200	$2	$881	$1,495

Percentage of total		7%	20%	—%	14%	—%	59%	100%

Property-Specific Borrowings

	Average	Balance of
(MILLIONS)	Term	2007	2008	2009	2010	2011	Beyond	Total

Commercial properties	8	$869	$859	$642	$358	$4,972	$4,523	$12,223
Power generation	18	41	21	50	125	63	2,429	2,729
Timberlands	15	—	—	36	—	32	410	478
Transmission infrastructure	11	204	—	—	—	465	818	1,487

Total	10	$1,114	$880	$728	$483	$5,532	$8,180	$16,917

Percentage of total		7%	5%	4%	3%	33%	48%	100%

30     Brookfield Asset Management  |  Q1 /2007 Interim Report

Other Debt of Subsidiaries

	Average	Balance of
(MILLIONS)	Term	2007	2008	2009	2010	2011	Beyond	Total

Subsidiary borrowings
Properties	2	$410	$404	$282	$2	$5	$—	$1,103
Power generation	10	—	—	390	—	—	299	689
Investments	2	188	55	12	82	1	—	338
Corporate subsidiaries	8	—	—	—	—	110	519	629
Co-investor capital
Properties	7	—	—	—	—	—	786	786
Transmission infrastructure	10	—	—	—	—	—	589	589

Total	6	$598	$459	$684	$84	$116	$2,193	$4,134

Percentage total		14%	11%	17%	2%	3%	53%	100%

Capital Securities

	2007	2012	2017	2022
(MILLIONS)	to 2011	to 2016	to 2021	to 2026	Beyond	Total

Corporate preferred shares and preferred securities	$—	$298	$148	$—	$108	$554
Subsidiary preferred shares	171	751	—	—	—	922

Total	$171	$1,049	$148	$—	$108	$1,476

Percentage of total	12%	71%	10%	—%	7%	100%

ANALYSIS OF CONSOLIDATED FINANCIAL STATEMENTS
The information in this section enables the reader to reconcile this basis of presentation to that employed in our Operations Review. We also provide additional information for items not covered within that section. The tables presented on pages 37 and 38 provide a detailed reconciliation between our consolidated financial statements and the basis of presentation throughout the balance of this report.
Consolidated Statements of Income
The following table summarizes our consolidated statement of net income:

FOR THE THREE MONTHS ENDED MARCH 31 (MILLIONS)	2007	2006

Revenues	$1,841	$1,183

Net operating income	1,134	711
Expenses
Interest	398	224
Current income taxes	20	14
Asset management and other operating costs	110	71
Non-controlling interests in the foregoing	205	100

	401	302
Other items, net of non-controlling interests	206	123

Net income	$195	$179

Revenues

FOR THE THREE MONTHS ENDED MARCH 31 (MILLIONS)	2007	2006

Property	$854	$642
Power generation	263	268
Timberlands	54	40
Transmission Infrastructure	70	10
Specialty funds	235	43
Investment income and other	365	180

	$1,841	$1,183

Brookfield Asset Management  |   Q1 /2007 Interim Report     31

Property revenues increased due to the expansion of our operations in particular, the acquisition of the U.S. portfolio in late 2006. Revenues in our timberlands operations increased with the formation of Acadian Timber Income Fund in early 2006, and transmission revenues increased due to the acquisition of Transelec, the electricity transmission system in Chile in June 2006. Our Specialty Funds revenues increased due to the increased yields from loans issued during the year and the consolidation of revenues from Western Forest Products and Concert Industries. Investment income includes disposition gains on financial assets, including the sale of exchangeable debentures.
Net Operating Income
Net operating income includes the following items from our consolidated statement of income: fees earned; other operating revenues less direct operating expenses; investment and other income; and realization gains. These items are described for each business unit in the Operations Review beginning on page 9.
The following table reconciles total operating cash flow in the segmented basis of presentation presented on page 6 and net operating income:

FOR THE THREE MONTHS ENDED MARCH 31 (MILLIONS)	Business Unit	2007	2006

Total operating cash flow		$1,304	$716
Less: dividends from equity accounted investments	Investments	(5)	(5)
exchangeable debenture gain		(165)	—

Net operating income		$1,134	$711

Expenses
The following table reconciles total interest expense to the categories discussed in the Operations Review and Capital Resources and Liquidity sections.

AS AT AND FOR THE THREE MONTHS ENDED MARCH 31 (MILLIONS)	2007	2006

Corporate borrowings	$31	$30
Property-specific mortgages	284	143
Subsidiary borrowings	61	27
Capital securities	22	24

	$398	$224

Interest expense on secured debt within our North American core office portfolio increased by nearly $100 million, due primarily to the acquisition of a large U.S. portfolio in late 2006. Debt associated with the Chilean transmission operations increased interest expense from property specific and subsidiary borrowings by $22 million and $12 million, respectively.
The interests of non-controlling parties in the foregoing items aggregated $205 million on a consolidated basis during the quarter, compared with $100 million on a similar basis during 2006. The increase was due to the overall increase in operating cash flows within existing partially owned operations, as well as the formation of additional partially owned operations during 2006 that are consolidated in our financial results. The composition of non-controlling interests is detailed in the table on page 28.
32     Brookfield Asset Management  |  Q1 /2007 Interim Report

Other Items
Other items are summarized in the following table, and include items that are non-cash in nature and not considered by us to form part of our operating cash flow. Accordingly, they are included in the reconciliation between net income and operating cash flow presented on page 31.

FOR THE THREE MONTHS ENDED MARCH 31 (MILLIONS)	2007	2006

Depreciation and amortization	$(223)	$(104)
Equity accounted loss from investments	(39)	(22)
Other provisions	5	20
Future income taxes	(65)	(71)
Non-controlling interests in the foregoing items	116	54

	$(206)	$(123)

Depreciation and amortization prior to non-controlling interests increased due to the acquisition of additional property, power and timber assets during 2006. Depreciation and amortization for each principal operating segment is summarized in the following table:

FOR THE THREE MONTHS ENDED MARCH 31 (MILLIONS)	2007	2006

Property	$142	$52
Power generation	37	29
Timberlands	10	5
Transmission infrastructure	18	2
Specialty funds and private equity investments	15	12
Other	1	4

	$223	$104

The following table summarizes earnings from our equity accounted investments for the first quarter of 2007 and 2006:

FOR THE THREE MONTHS ENDED MARCH 31 (MILLIONS)	2007	2006

Norbord	$(6)	$22
Fraser Papers	(5)	(44)
Stelco	(28)	—

	$(39)	$(22)

Fraser Papers and Stelco continue to face a challenging operating environment, largely due to low prices. Stelco, which we acquired in the second quarter of 2006, reported a loss in the fourth quarter of 2006 in respect of its financial and operating restructuring. We record our share of Stelco’s results one quarter in arrears.
Other provisions, which represent revaluation items, contributed $5 million to net income in the first quarter compared with $20 million in 2006 and are summarized in the following table:

FOR THE THREE MONTHS ENDED MARCH 31 (MILLIONS)	2007	2006

Norbord exchangeable debentures	$11	$16
Interest rate contracts	(6)	4

	$5	$20

Revaluation items are non-cash accounting adjustments that we are required to record under GAAP to reflect changes in value of contractual arrangements that we do not believe are appropriately included in operating cash flow. Items being revalued include debentures issued by us that are exchangeable into 20 million Norbord common shares, which are revalued based on changes in the Norbord share price during the period. We hold the 20 million shares into which the debentures are exchangeable, but are not permitted to mark the investment to market.
Revaluation items also include the impact of revaluing fixed rate financial contracts that we maintain in order to provide an economic hedge against the impact of possible higher interest rates on the value of our long duration interest sensitive assets. Accounting rules require that we revalue certain of these contracts each period even if the corresponding assets are not revalued.
Brookfield Asset Management  |  Q1 /2007 Interim Report     33

Our future income tax provision was lower than in 2006, due principally to the inclusion in that year of charges related to a reduction in income tax rates that lowered the value of our tax pools. Future income taxes in the current quarter include a reversal of an income tax liability associated with our U.S. homebuilding operations following the receipt of a final assessment from income tax authorities in respect of a prior tax year.
Consolidated Balance Sheets
Total assets at book value increased to $41.3 billion as at March 31, 2007 from $40.7 billion at the end of 2006.

	Book Value
	March 31	Dec. 31
(MILLIONS)	2007	2006

Assets
Cash and cash equivalents and financial assets	$3,527	$2,869
Investments	736	775
Accounts receivable and other	5,813	5,951
Goodwill	669	669
Operating assets
Property, plant and equipment	28,126	28,082
Securities	1,722	1,711
Loans and notes receivable	702	651

	$41,295	$40,708

Investments
Investments represent equity accounted interests in partially owned companies including Norbord, Fraser Papers and Stelco, as set forth in the following table, which are discussed further within the relevant business segments in the Operations Review.

		Number of Shares		% of Investment		Book Value
	Business	March 31	Dec. 31	March 31	Dec. 31	March 31	Dec. 31
(MILLIONS)	Segment	2007	2006	2007	2006	2007	2006

Norbord Inc.	Investments	54.8	54.4	38%	38%	$170	$178
Fraser Papers Inc.	Investments	14.4	14.4	49%	49%	136	141
Stelco Inc.	Specialty Funds	6.2	6.2	23%	23%	6	44
Real Estate Finance Fund	Specialty Funds					137	139
Brazil Transmission	Transmission					164	157
Other	Various					123	116

Total						$736	$775

Accounts Receivable and Other
Accounts receivable and other amounted to $5.8 billion on a consolidated basis, relatively unchanged from the end of 2006. The following table is a summary of consolidated accounts receivable and other assets.

	Book Value
	March 31	Dec. 31
(MILLIONS)	2007	2006

Accounts receivable	$1,586	$1,593
Prepaid expenses and other assets	2,890	3,053
Restricted cash	934	960
Inventory	403	345

	$5,813	$5,951

34     Brookfield Asset Management  |  Q1 /2007 Interim Report

These balances include amounts receivable by the company in respect of contracted revenues owing but not yet collected, and dividends, interest and fees owing to the company. Prepaid expenses and other assets include amounts accrued to reflect the straight-lining of long-term contracted revenues and capitalized lease values in accordance with accounting guidelines. Prepaid and other include lease values and other tenant relationships on the purchase of the U.S. core office portfolio in late 2006. Restricted cash represents cash balances placed on deposit in connection with financing arrangements and insurance contracts, including the defeasement of long-term property-specific mortgages. The distribution of these assets among our business units is presented in the tables on pages 37 and 38.
Goodwill
Goodwill represents purchase consideration that is not specifically allocated to the tangible and intangible assets being acquired, including $483 million of goodwill incurred on the purchase of a transmission system in Chile during 2006.
Property, Plant and Equipment
The following table is a summary of property, plant and equipment at the beginning and end of the most recent quarter:

	Book Value
	March 31	Dec. 31
(MILLIONS)	2007	2006

Property
Commercial properties	$16,834	$17,091
Residential properties	1,436	1,444
Development properties	1,875	1,679

	20,145	20,214
Power generation	4,426	4,309
Timberlands	1,014	1,011
Transmission infrastructure	1,913	1,929
Other plant and equipment	628	619

	$28,126	$28,082

The changes in these balances which are relatively minor since year end are discussed within each of the relevant business units within our Operations Review. Commercial properties includes core office, opportunity and retail property assets.
Securities
Securities include $1.5 billion (2006 — $1.4 billion) of largely fixed income securities held through our insurance operations, as well as our $182 million (2006 — $182 million) common share investment in Canary Wharf Group, which is included in our core office property operations and continues to be carried at historic cost.
Loans and Notes Receivable
Loans and notes receivable consist largely of loans advanced by our bridge lending operations, included in Specialty Funds. The balance increased since the end of 2006 due to new bridge loan positions originated during the year.
Consolidated Statements of Cash Flows
The following table summarizes the company’s cash flows on a consolidated basis as set forth in the consolidated statement of cash flows on page 47:

FOR THE THREE MONTHS ENDED MARCH 31 (MILLIONS)	2007	2006

Operating activities	$254	$210
Financing activities	(176)	541
Investing activities	(61)	(792)

Increase (decrease) in cash and cash equivalents	$17	$(41)

Brookfield Asset Management  |  Q1 /2007 Interim Report     35

Operating Activities
Cash flow from operating activities is reconciled to the operating cash flow measure utilized elsewhere in this report as follows:

FOR THE THREE MONTHS ENDED MARCH 31 (MILLIONS)	2007	2006

Operating cash flow	$571	$307
Adjust for:
Net change in working capital balances and other	(152)	(97)
Gain on sale of exchangeable debenture	(165)	—

Cash flow from operating activities	$254	$210

Operating cash flow is discussed in detail elsewhere in this report. We invested additional capital into working capital balances due to the expansion of our operating base and increased level of activity in our residential property operations.
Financing Activities
Financing activities utilized $176 million of cash during the first quarter of 2007, compared with the generation of $541 million in 2006. During the quarter, we completed a number of refinancings within our property, power and transmission operations, lengthening our maturity profile, although the net debt levels were relatively unchanged. We redeemed C$125 million of higher cost long term corporate preferred securities.
During the first quarter of 2006 we increased our commercial paper borrowings by approximately $500 million at the corporate level to fund new bridge loans and restructuring investments, and also refinanced a number of property specific mortgages resulting in a net inflow of $112 million. The debt assumed on business acquisitions during the quarter is not reflected as a cash item for the purposes of preparing the consolidated statement of cash flows on a GAAP basis.
We retained $133 million (2006 — $56 million) of operating cash flow within our consolidated subsidiaries in excess that distributed by way of dividends and we paid shareholder distributions to holders of our common and preferred shares totaling $71 million (2006 — $48 million). We did not issue or repurchase any meaningful amounts of corporate or subsidiary equity during either period.
Investing Activities
We invested net capital of $61 million on a consolidated basis during the first quarter of 2007 compared with a net investment of $792 million during the same period in 2006. During the most recent quarter we funded additional bridge loans within our specialty funds group, and also generated proceeds through the syndication of existing restructuring investments to our co-investors in our recently formed fund. We realized proceeds on the sale of office properties within our core office and opportunity property groups and invested additional capital through the acquisition and development of power facilities.
Our largest area of investment in the first quarter of 2006 was our specialty funds segment due to the completion of several significant bridge loan and restructuring initiatives. We completed the purchase of a core office property in Washington, offset by the sale of a non-core property in Denver and also acquired and developed additional power facilities during the quarter.
36     Brookfield Asset Management  |  Q1 /2007 Interim Report

Reconciliation of Segmented Disclosure to Consolidated Financial Statements
Balance Sheet

	AS AT MARCH 31, 2007
							Cash and
			Trans-	Timber-	Specialty	Invest-	Financial	Other
(MILLIONS)	Property	Power	mission	lands	Funds	ments	Assets	Assets	Corporate	Consolidated

Assets
Operating assets
Property, plant and equipment
Property	$20,014	$—	$—	$108	$—	$23	$—	$—	$—	$20,145
Power generation	—	4,426	—	—	—	—	—	—	—	4,426
Timberlands	—	—	—	1,014	—	—	—	—	—	1,014
Transmission infrastructure	—	—	1,913	—	—	—	—	—	—	1,913
Other plant and equipment	—	—	—	—	459	169	—	—	—	628
Securities	182	—	—	—	(8)	1,548	—	—	—	1,722
Loans and notes receivable	—	—	—	—	683	19	—	—	—	702
Cash and cash equivalents	377	91	14	26	51	296	366	—	—	1,221
Financial assets	(60)	527	121	—	185	—	1,533	—	—	2,306
Investments	—	—	164	—	158	394	20	—	—	736
Accounts receivable and other	1,508	524	470	76	368	1,001	305	1,561	—	5,813
Goodwill	—	27	483	—	—	33	—	126	—	669

Total assets	$22,021	$5,595	$3,165	$1,224	$1,896	$3,483	$2,224	$1,687	$—	$41,295

Liabilities and shareholders’ equity
Corporate borrowings	$—	$—	$—	$—	$—	$—	$—	$—	$1,495	$1,495
Property-specific financing	12,222	2,729	1,487	479	—	—	—	—	—	16,917
Other debt of subsidiaries	1,863	690	589	7	180	78	43	—	684	4,134
Accounts payable and other liabilities	1,315	561	292	61	228	2,066	438	—	1,690	6,651
Capital securities	—	—	—	—	—	—	—	—	1,476	1,476
Non-controlling interests in net assets	868	243	235	340	286	91	5	—	1,804	3,872
Preferred equity	—	—	—	—	—	—	—	—	689	689
Common equity / net invested capital	5,753	1,372	562	337	1,202	1,248	1,738	1,687	(7,838)	6,061

Total liabilities and shareholders’ equity	$22,021	$5,595	$3,165	$1,224	$1,896	$3,483	$2,224	$1,687	$—	$41,295

Results from Operations

	FOR THE QUARTER ENDED MARCH 31, 2007
								Investment
	Asset					Specialty		Income /
(MILLIONS)	Management	Property	Power	Transmission	Timberlands	Funds	Investments	Gains	Corporate	Consolidated

Fees earned	$132	$—	$—	$—	$—	$—	$—	$—	$—	$132
Revenues Less Direct Operating Costs
Property	—	535	—	—	2	—	(3)	—	—	534
Power generation	—	—	188	—	—	—	—	—	—	188
Timberlands	—	—	—	—	31	—	—	—	—	31
Transmission infrastructure	—	—	—	58	—	—	—	—	—	58
Specialty funds	—	—	—	—	—	62	—	—	—	62
Investment and other income	—	—	—	—	—	1	40	88	—	129

	132	535	188	58	33	63	37	88	—	1,134
Expenses
Interest	—	213	64	36	7	4	6	—	68	398
Asset management and other operating costs	—	—	—	—	—	—	7	—	103	110
Current income taxes	—	5	2	3	—	—	5	—	5	20
Non-controlling interests	—	59	17	7	14	12	4	—	92	205

Net income before the following	132	258	105	12	12	47	15	88	(268)	401
Dividends from Norbord	—	—	—	—	—	—	5	—	—	5
Exchangeable debenture gain	—	—	—	—	—	—	—	165	—	165

Cash flow from operations	132	258	105	12	12	47	20	253	(268)	571
Preferred share dividends	—	—	—	—	—	—	—	—	9	9

Cash flow to common shareholders	$132	$258	$105	$12	$12	$47	$20	$253	$(277)	$562

Brookfield Asset Management  |  Q1 /2007 Interim Report     37

Balance Sheet

	AS AT DECEMBER 31, 2006
							Cash and
			Trans-	Timber-	Specialty	Invest-	Financial	Other
(MILLIONS)	Property	Power	mission	lands	Funds	ments	Assets	Assets	Corporate	Consolidated

Assets Operating assets
Property, plant and equipment
Property	$20,105	$—	$—	$111	$—	$(2)	$—	$—	$—	$20,214
Power generation	—	4,309	—	—	—	—	—	—	—	4,309
Timberlands	—	—	—	1,011	—	—	—	—	—	1,011
Transmission infrastructure	—	—	1,929	—	—	—	—	—	—	1,929
Other plant and equipment	—	—	—	—	453	166	—	—	—	619
Securities	182	—	—	—	29	1,500	—	—	—	1,711
Loans and notes receivable	—	—	—	—	645	6	—	—	—	651
Cash and cash equivalents	418	86	17	18	42	318	305	—	—	1,204
Financial assets	(15)	532	81	—	23	—	1,044	—	—	1,665
Investments	—	—	157	—	160	439	19	—	—	775
Accounts receivable and other	1,454	436	476	50	445	990	305	1,795	—	5,951
Goodwill	—	27	483	—	—	33	—	126	—	669

Total assets	$22,144	$5,390	$3,143	$1,190	$1,797	$3,450	$1,673	$1,921	$—	$40,708

Liabilities and shareholders’ equity
Corporate borrowings	$—	$—	$—	$—	$—	$—	$—	$—	$1,507	$1,507
Property-specific financing	12,470	2,704	1,496	478	—	—	—	—	—	17,148
Other debt of subsidiaries	1,889	684	589	7	175	67	74	—	668	4,153
Accounts payable and other liabilities	1,380	419	267	50	250	1,914	446	—	1,771	6,497
Capital securities	—	—	—	—	—	—	—	—	1,585	1,585
Non-controlling interests in net assets	849	215	242	340	190	65	4	—	1,829	3,734
Preferred equity	—	—	—	—	—	—	—	—	689	689
Common equity / net invested capital	5,556	1,368	549	315	1,182	1,404	1,149	1,921	(8,049)	5,395

Total liabilities and shareholders’ equity	$22,144	$5,390	$3,143	$1,190	$1,797	$3,450	$1,673	$1,921	$—	$40,708

Results from Operations

	FOR THE QUARTER ENDED MARCH 31, 2006
								Investment
	Asset					Specialty		Income /
(MILLIONS)	Management	Property	Power	Transmission	Timberlands	Funds	Investments	Gains	Corporate	Consolidated

Fees earned	$54	$—	$—	$—	$—	$—	$—	$—	$—	$54
Revenues Less Direct Operating Costs
Property	—	282	—	—	—	—	—	—	—	282
Power generation	—	—	200	—	—	—	—	—	—	200
Timberlands	—	—	—	—	39	—	—	—	—	39
Transmission infrastructure	—	—	—	7	—	—	—	—	—	7
Specialty funds	—	—	—	—	—	39	—	—	—	39
Investment and other income	—	—	—	—	—	—	3	87	—	90

	54	282	200	7	39	39	3	87	—	711
Expenses
Interest	—	89	55	2	6	—	2	—	70	224
Asset management and other operating costs	—	—	—	—	—	—	5	—	66	71
Current income taxes	—	14	—	—	—	—	—	—	—	14
Non-controlling interests	—	9	14	—	3	—	4	1	69	100

Net income before the following	54	170	131	5	30	39	(8)	86	(205)	302
Dividend from Norbord	—	—	—	—	—	—	5	—	—	5

Cash flow from operations	54	170	131	5	30	39	(3)	86	(205)	307
Preferred share dividends	—	—	—	—	—	—	—	—	10	10

Cash flow to common shareholders	$54	$170	$131	$5	$30	$39	$(3)	$86	$(215)	$297

38     Brookfield Asset Management  |  Q1 /2007 Interim Report

BUSINESS ENVIRONMENT AND RISKS
Brookfield’s financial results are impacted by: the performance of each of our operations and various external factors influencing the specific sectors and geographic locations in which we operate; macro-economic factors such as economic growth, changes in currency, inflation and interest rates; regulatory requirements and initiatives; and litigation and claims that arise in the normal course of business. These factors are described in our annual report and our annual information form, both of which are available on our web site and at www.sedar.com.
SUPPLEMENTAL INFORMATION
This section contains information required by applicable continuous disclosure guidelines and to facilitate additional analysis.
Quarterly Results
Net income for the eight recently completed quarters are as follows:

	2007	2006				2005
(MILLIONS)	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2

Total revenues	$1,841	$2,904	$1,405	$1,405	$1,183	$1,740	$1,356	$1,162

Fees earned	132	70	64	69	54	106	58	46
Revenues less direct operating costs
Property	534	865	380	337	282	461	270	257
Power generation	188	142	122	156	200	128	92	115
Timberlands	31	21	24	23	39	9	13	14
Transmission infrastructure	58	49	56	7	7	6	6	6
Specialty funds	62	131	29	29	39	11	17	13
Investment and other income	129	227	180	84	90	8	95	98

	1,134	1,505	855	705	711	729	551	549
Expenses
Interest	398	420	291	250	224	229	218	235
Asset management and other operating costs	110	108	70	84	71	87	60	51
Current income taxes	20	68	23	37	14	88	28	30
Non-controlling interest in net income before the following	205	142	108	118	100	151	74	78

Net income before the following	401	767	363	216	302	174	171	155
Equity accounted income (loss) from investments	(39)	(10)	(7)	3	(22)	9	34	73
Gains on disposition of Falconbridge	—	—	—	—	—	—	785	565
Depreciation and amortization	(223)	(233)	(136)	(127)	(104)	(103)	(102)	(92)
Provisions and other	5	(37)	4	70	20	10	(13)	11
Future income taxes	(65)	3	(49)	(86)	(71)	(5)	(167)	(132)
Non-controlling interests in the foregoing items	116	121	70	59	54	66	28	30

Net income	$195	$611	$245	$135	$179	$151	$736	$610

Brookfield Asset Management  |  Q1 /2007 Interim Report     39

Cash flow from operations for the last eight quarters are as follows:

	2007	2006				2005
(MILLIONS, EXCEPT PER SHARE AMOUNTS)	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2

Net income before the following	$401	$767	$363	$216	$302	$174	$171	$155
Dividends from equity accounted investments	5	5	5	51	5	5	5	60
Dividends from Canary Wharf	—	87	—	—	—	73	110	—
Exchangeable debenture gain	165	—	—	—	—	—	—	—

Cash flow from operations and gains	571	859	368	267	307	252	286	215
Preferred share dividends	9	8	7	10	10	10	8	9

Cash flow to common shareholders	$562	$851	$361	$257	$297	$242	$278	$206

Common equity — book value	$6,061	$5,395	$4,905	$4,721	$4,663	$4,514	$4,586	$3,872
Common shares outstanding [1]	388.1	387.9	387.3	386.8	386.6	386.4	391.7	390.3
Per common share [1]
Cash flow from operations	$1.40	$2.13	$0.91	$0.64	$0.75	$0.61	$0.69	$0.52
Net income	0.46	1.51	0.60	0.31	0.43	0.36	1.82	1.51
Dividends	0.16	0.16	0.16	0.16	0.10	0.10	0.10	0.10
Book value	15.88	14.06	12.90	12.46	12.29	11.81	11.83	10.05
Market trading price (NYSE)	52.26	48.18	44.34	40.62	36.71	33.55	31.07	25.44
Market trading price (TSX) — C$	60.34	56.36	49.42	44.86	42.85	39.07	36.09	31.20

1	Adjusted to reflect three-for-two stock split on April 27, 2006
Contractual Obligations and Guarantees
Our annual report contains a table and description of our contractual obligations, which consist largely of long term financial obligations, as well as commitments to provide bridge financing, and letters of credit and guarantees provided in respect of power sales contracts and reinsurance obligations in the normal course of business.
The company signed a definitive agreement during the first quarter to acquire all of the shares of Longview Fibre Company for a total purchase cost of $2.3 billion, including associated debt. The transaction closed on April 20, 2007.
Corporate Dividends
The distributions paid by Brookfield on outstanding securities during the first three months of 2007 and the same period in 2006 and 2005 are as follows:

	Distribution per Security
	2007	2006	2005

Class A Common Shares [1]	$0.16	$0.10	$0.09
Class A Preferred Shares
Series 2	0.22	0.19	0.15
Series 3 [2]	—	—	534.57
Series 4 + Series 7	0.22	0.19	0.15
Series 8	0.23	0.24	0.17
Series 9	0.23	0.31	0.29
Series 10	0.31	0.31	0.29
Series 11	0.29	0.30	0.28
Series 12	0.29	0.29	0.27
Series 13	0.22	0.19	0.15
Series 14	0.79	0.66	0.54
Series 15	0.25	0.22	0.15
Series 17 [3]	0.25	—	—
Preferred Securities
Due 2050 [4]	0.01	0.45	0.46
Due 2051	0.44	0.45	0.42

1	Adjusted to reflect three-for-two stock split

2	Redeemed November 8, 2005

3	Issued November 20, 2006

4	Redeemed January 2, 2007
40     Brookfield Asset Management  |  Q1 /2007 Interim Report

Related Party Transactions
In the normal course of operations, the company enters into various transactions on market terms with related parties which have been measured at exchange value and are recognized in the consolidated financial statements. There were no such transactions, individually or in aggregate, that were material to our overall operations.
Additional Share Data
Issued and Outstanding Common Shares
During the three months ended March 31, 2007 and the year ended December 31, 2006, the number of issued and outstanding common shares changed as follows:

	Three months ended	Year ended
(MILLIONS)	March 31, 2007	December 31, 2006

Outstanding at beginning of period	387.9	386.4
Issued (repurchased)
Dividend reinvestment plan	—	0.1
Management share option plan	0.3	1.6
Issuer bid purchases	(0.1)	(0.2)

Outstanding at end of period	388.1	387.9
Unexercised options	21.1	19.3

Total diluted common shares at end of period	409.2	407.2

In calculating our book value per common share, the cash value of our unexercised options of $436 million (2006 — $328 million) is added to the book value of our common share equity of $6,061 million (2006 — $5,395 million) prior to dividing by the total diluted common shares presented above.
Basic and Diluted Earnings Per Share
The components of basic and diluted earnings per share for the first quarter of 2007 and 2006 are summarized in the following table:

	Three Months Ended March 31
(MILLIONS)	2007	2006

Net income	$195	$179
Preferred share dividends	(9)	(10)

Net income available for common shareholders	$186	$169

Weighted average	388	386
Dilutive effect of the conversion of notes and options using treasury stock method	13	11

Common shares and common share equivalents	401	397

Brookfield Asset Management  |  Q1 /2007 Interim Report     41

Changes in Accounting Policies
In 2005, the CICA issued four new accounting standards: Handbook Section 1530, Comprehensive Income (Section 1530), Handbook Section 3855, Financial Instruments — Recognition and Measurement (Section 3855), Handbook Section 3865, Hedges (Section 3865) and Handbook Section 3861, Financial Instruments — Disclosure and Presentation (Section 3861), which provides disclosure and presentation requirements related to the aforementioned standards. These new standards became effective for the company on January 1, 2007.
Comprehensive Income
Section 1530 introduces Comprehensive Income and represents changes in Shareholders’ Equity during a period arising from transactions and other events with non-owner sources. Other Comprehensive Income (OCI) includes unrealized gains and losses on financial assets classified as available-for-sale, unrealized foreign currency translation amounts, unrealized gains and losses on derivatives designated to hedge self-sustaining foreign operations, and changes in the fair value of the effective portion of cash fl ow hedging instruments. The Interim Consolidated Financial Statements include a Statement of Comprehensive Income. Accumulated Other Comprehensive Income (AOCI), is presented as a new category of Shareholders’ Equity in the Consolidated Balance Sheet.
Financial Instruments — Recognition and Measurement
Section 3855 establishes standards for recognizing and measuring financial assets, financial liabilities and non-financial derivatives. It requires that financial assets and financial liabilities including derivatives be recognized on the balance sheet when we become a party to the contractual provisions of the financial instrument or a non-financial derivative contract. All financial instruments should be measured at fair value on initial recognition except for certain related party transactions. Measurement in subsequent periods depends on whether the financial instrument has been classified as held-for-trading, available-for-sale, held-to-maturity, loans and receivables, or other liabilities. Transaction costs related to trading financial assets or liabilities are expensed as incurred. For other financial instruments, transaction costs are capitalized on initial recognition and amortized using the effective interest method of amortization.
Financial assets and financial liabilities held-for-trading will be measured at fair value with gains and losses recognized in Net Income. Available-for-sale financial assets will be measured at fair value with unrealized gains and losses including changes in foreign exchange rates being recognized in OCI. Financial assets held-to-maturity, loans and receivables and financial liabilities other than those held-for-trading will be measured at amortized cost using the effective interest method of amortization. Investments in equity instruments classified as available-for-sale that do not have a quoted market price in an active market will be measured at cost.
Derivative instruments must be recorded on the balance sheet at fair value including those derivatives that are embedded in financial instruments or other contracts that are not closely related to the host financial instrument or contract. Changes in the fair values of derivative instruments will be recognized in Net Income, except for effective derivatives that are designated as cash flow hedges and hedges of foreign currency exposure of a net investment in a self-sustaining foreign operation not classified as held-for-trading, the fair value change for which will be recognized in OCI.
Section 3855 permits an entity to designate any financial instrument as held-for-trading on initial recognition or adoption of the standard, even if that instrument would not otherwise satisfy the definition of held-for-trading set out in Section 3855. Instruments that are classified as held-for-trading by way of this “fair value option” must have reliably measurable fair values.
Other significant accounting implications arising on adoption of Section 3855 include the initial recognition of certain financial guarantees at fair value on the balance sheet and the use of the effective interest method of amortization for any transaction costs or fees, premiums or discounts earned or incurred for financial instruments measured at amortized cost.
42     Brookfield Asset Management  |  Q1 /2007 Interim Report

Hedges
Section 3865 specifies the criteria under which hedge accounting can be applied and how hedge accounting should be executed for each of the permitted hedging strategies: fair value hedges, cash flow hedges and hedges of a foreign currency exposure of a net investment in a self-sustaining foreign operation. In a fair value hedging relationship, the carrying value of the hedged item will be adjusted by gains or losses attributable to the hedged risk and recognized in Net Income. The changes in the fair value of the hedged item, to the extent that the hedging relationship is effective, will be offset by changes in the fair value of the hedging derivative. In a cash flow hedging relationship, the effective portion of the change in the fair value of the hedging derivative will be recognized in OCI. The ineffective portion will be recognized in Net income. The amounts recognized in AOCl will be reclassified to Net Income in the periods in which Net Income is affected by the variability in the cash flows of the hedged item. In hedging a foreign currency exposure of a net investment in a self-sustaining foreign operation, the effective portion of foreign exchange gains and losses on the hedging instruments will be recognized in OCI and the ineffective portion is recognized in Net Income.
For hedging relationships existing prior to adopting Section 3865 that are continued and qualify for hedge accounting under the new standard, the transition accounting is as follows: (1) Fair value hedges — any gain or loss on the hedging instrument is recognized in the opening balance of retained earnings on transition and the carrying amount of the hedged item is adjusted by the cumulative change in fair value that reflects the designated hedged risk and the adjustment is included in the opening balance of retained earnings on transition; (2) Cash flow hedges and hedges of a net investment in a self-sustaining foreign operation — any gain or loss on the hedging instrument that is determined to be the effective portion is recognized in AOCl and the ineffectiveness in the past periods is included in the opening balance of retained earnings on transition.
Deferred gains or losses on the hedging instrument with respect to hedging relationships that were discontinued prior to the transition date but qualify for hedge accounting under the new standards will be recognized in the carrying amount of the hedged item and amortized to Net Income over the remaining term of the hedged item for fair value hedges, and for cash flow hedges it will be recognized in AOCl and reclassified to Net Income in the same period during which the hedged item affects Net Income. However, for discontinued hedging relationships that do not qualify for hedge accounting under the new standards, the deferred gains and losses are recognized in the opening balance of retained earnings on transition.
Impact of Adopting Sections 1530, 3855, 3861 and 3865
The company recorded a transition adjustment effective January 1, 2007, attributable to the following: (i) an increase of $292 million, net of taxes, to opening retained earnings for financial instruments classified as held-for-trading, which includes embedded derivatives in financial instruments and contracts that were not previously recorded at fair value; (ii) recognition of $185 million, net of taxes, in AOCI related to the unrealized gain on available-for-sale financial instruments and effective cash flow hedges and hedges of a net investment in a self-sustaining foreign operation; (iii) reclassification of $42 million of net foreign currency losses to AOCI, previously classified as the cumulative translation adjustment in Shareholders’ Equity. The impact during the quarter is described in the Consolidated Statement of Comprehensive Income. The impact on Net Income during the period is not significant.
Assessment and Changes in Internal Control Over Financial Reporting
Management has evaluated the effectiveness of the Company’s internal control over financial reporting. Refer to Management’s Report on Internal Control over Financial Reporting. There have been no changes in our internal control over financial reporting during the period ended March 31, 2007 that have materially affected, or are reasonably likely to materially affect our internal control over financial reporting.

Brian D. Lawson
Managing Partner and Chief Financial Officer
May 2, 2007

Sachin G. Shah
Vice President, Finance
Brookfield Asset Management  |  Q1 /2007 Interim Report     43

Consolidated Financial Statements
Consolidated Balance Sheets

	(UNAUDITED)
	March 31	December 31
(MILLIONS)	2007	2006

Assets
Cash and cash equivalents	$1,221	$1,204
Financial assets	2,306	1,665
Investments	736	775
Accounts receivable and other	5,813	5,951
Goodwill	669	669
Operating assets
Property, plant and equipment	28,126	28,082
Securities	1,722	1,711
Loans and notes receivable	702	651

	$41,295	$40,708

Liabilities and shareholders’ equity
Non-recourse borrowings
Property-specific mortgages	$16,917	$17,148
Subsidiary borrowings	4,134	4,153
Corporate borrowings	1,495	1,507
Accounts payable and other liabilities	6,651	6,497
Capital securities	1,476	1,585
Non-controlling interests in net assets	3,872	3,734
Shareholders’ equity
Preferred equity	689	689
Common equity	6,061	5,395

	$41,295	$40,708

44     Brookfield Asset Management  |  Q1 /2007 Interim Report

Consolidated Statements of Income

UNAUDITED	Three Months Ended March 31
MILLIONS, EXCEPT PER SHARE AMOUNTS	2007	2006

Total revenues	$1,841	$1,183

Fees earned	132	54
Revenues less direct operating costs
Property	534	282
Power generation	188	200
Timberlands	31	39
Transmission infrastructure	58	7
Specialty funds	62	39

	1,005	621
Investment and other income	129	90

	1,134	711
Expenses
Interest	398	224
Current income taxes	20	14
Asset management and other operating costs	110	71
Non-controlling interests in net income before the following	205	100

	401	302
Other items
Equity accounted loss from investments	(39)	(22)
Depreciation and amortization	(223)	(104)
Other provisions	5	20
Future income taxes	(65)	(71)
Non-controlling interests in the foregoing items	116	54

Net income	$195	$179

Net income per common share
Diluted	$0.46	$0.43
Basic	$0.48	$0.44

Brookfield Asset Management  |  Q1 /2007 Interim Report     45

Consolidated Statements of Retained Earnings

UNAUDITED	Three Months Ended March 31
(MILLIONS)	2007	2006

Retained earnings
Balance, beginning of period	$4,222	$3,321
Change in accounting policy [1]	292	—
Net income	195	179
Shareholder distributions — Preferred equity	(9)	(10)
— Common equity	(62)	(38)
Amount paid in excess of the book value of common shares purchased for cancellation	(4)	—

Balance, end of period	$4,634	$3,452

1	Refer to Note 1 for impact of new accounting policies related to financial instruments
Consolidated Statements of Comprehensive Income 1

UNAUDITED	Three Months Ended March 31
(MILLIONS)	2007	2006

Net income	$195	$179

Other comprehensive income (loss)
Foreign currency translation	64	16
Available-for-sale securities	38	—
Derivative instruments designated as cash fl ow hedges	(38)	—
Future income taxes	3	—

	67	16

Comprehensive income	$262	$195

1	Refer to Note 1 for impact of new accounting policies related to financial instruments
Accumulated Other Comprehensive Income 1

UNAUDITED	Three Months Ended
(MILLIONS)	March 31, 2007

Balance, beginning of period	$—
Transition adjustment — January 1, 2007	143
Other comprehensive income	67

Balance, end of period	$210

1	Refer to Note 1 for impact of new accounting policies related to financial instruments
46     Brookfield Asset Management  |  Q1 /2007 Interim Report

Consolidated Statements of Cash Flows

UNAUDITED	Three Months Ended March 31
(MILLIONS)	2007	2006

Operating activities
Net income	$195	$179
Adjusted for the following non-cash items
Depreciation and amortization	223	104
Future income taxes and other provisions	60	51
Non-controlling interest in non-cash items	(116)	(54)
Excess of equity income over dividends received	44	27

	406	307
Net change in non-cash working capital balances and other	(152)	(97)

	254	210

Financing activities
Corporate borrowings, net of repayments	(1)	523
Property-specific mortgages, net of repayments	(185)	112
Other debt of subsidiaries, net of repayments	(30)	(91)
Capital provided by non-controlling interests	84	—
Corporate preferred securities redemption	(107)	—
Common shares and equivalents repurchased, net of issuances	(2)	(3)
Common shares of subsidiaries repurchased, net of issuances	3	(8)
Undistributed non-controlling interests in cash flow	133	56
Shareholder distributions	(71)	(48)

	(176)	541

Investing activities
Investment in or sale of operating assets, net
Property	71	(42)
Power generation	(55)	(167)
Timberlands	(8)	(1)
Transmission infrastructure	(5)	(10)
Securities and loans	(63)	(586)
Financial assets	12	18
Other property, plant and equipment	(10)	(4)
Investments	(3)	—

	(61)	(792)

Cash and cash equivalents
Increase (decrease)	17	(41)
Balance, beginning of period	1,204	951

Balance, end of period	$1,221	$910

Brookfield Asset Management  |  Q1 /2007 Interim Report     47

Notes to Consolidated Financial Statement — Unaudited
The interim financial statements should be read in conjunction with the most recently issued Annual Report of Brookfield Asset Management Inc. (the “company”), which includes information necessary or useful to understanding the company’s businesses and financial statement presentation. In particular, the company’s significant accounting policies and practices were presented as Note 1 to the Consolidated Financial Statements included in that Report, and have been consistently applied in the preparation of these interim financial statements, except as described below.
The interim financial statements are unaudited. Financial information in this Report reflects any adjustments (consisting of normal recurring adjustments) that are, in the opinion of management, necessary to a fair statement of results for the interim periods in accordance with Canadian generally accepted accounting principles (“GAAP”).
The results reported in these consolidated financial statements should not be regarded as necessarily indicative of results that may be expected for the entire year. Certain prior period amounts have been reclassified to conform to the current period’s presentation.
1. CHANGES IN ACCOUNTING POLICIES
In 2005, the CICA issued four new accounting standards: Handbook Section 1530, Comprehensive Income (Section 1530), Handbook Section 3855, Financial Instruments — Recognition and Measurement (Section 3855), Handbook Section 3865, Hedges (Section 3865) and Handbook Section 3861, Financial Instruments — Disclosure and Presentation (Section 3861), which provides disclosure and presentation requirements related to the aforementioned standards. These new standards became effective for the company on January 1, 2007.
Comprehensive Income
Section 1530 introduces Comprehensive Income and represents changes in Shareholders’ Equity during a period arising from transactions and other events with non-owner sources. Other Comprehensive Income (OCI) includes unrealized gains and losses on financial assets classified as available-for-sale, unrealized foreign currency translation amounts, unrealized gains and losses on derivatives designated to hedge self-sustaining foreign operations, and changes in the fair value of the effective portion of cash fl ow hedging instruments. The Interim Consolidated Financial Statements include a Statement of Comprehensive Income. Accumulated Other Comprehensive Income (AOCI), is presented as a new category of Shareholders’ Equity in the Consolidated Balance Sheet.
Financial Instruments — Recognition and Measurement
Section 3855 establishes standards for recognizing and measuring financial assets, financial liabilities and non-financial derivatives. It requires that financial assets and financial liabilities including derivatives be recognized on the balance sheet when we become a party to the contractual provisions of the financial instrument or a non-financial derivative contract. All financial instruments should be measured at fair value on initial recognition except for certain related party transactions. Measurement in subsequent periods depends on whether the financial instrument has been classified as held-for-trading, available-for-sale, held-to-maturity, loans and receivables, or other liabilities. Transaction costs related to trading financial assets or liabilities are expensed as incurred. For other financial instruments, transaction costs are capitalized on initial recognition and amortized using the effective interest method of amortization.
Financial assets and financial liabilities held-for-trading will be measured at fair value with gains and losses recognized in Net Income. Available-for-sale financial assets will be measured at fair value with unrealized gains and losses including changes in foreign exchange rates being recognized in OCI. Financial assets held-to-maturity, loans and receivables and financial liabilities other than those held-for-trading will be measured at amortized cost using the effective interest method of amortization. Investments in equity instruments classified as available-for-sale that do not have a quoted market price in an active market will be measured at cost.
48     Brookfield Asset Management  |  Q1 /2007 Interim Report

Derivative instruments must be recorded on the balance sheet at fair value including those derivatives that are embedded in financial instruments or other contracts that are not closely related to the host financial instrument or contract. Changes in the fair values of derivative instruments will be recognized in Net Income, except for effective derivatives that are designated as cash flow hedges and hedges of foreign currency exposure of a net investment in a self-sustaining foreign operation not classified as held-for-trading, the fair value change for which will be recognized in OCI.
Section 3855 permits an entity to designate any financial instrument as held-for-trading on initial recognition or adoption of the standard, even if that instrument would not otherwise satisfy the definition of held-for-trading set out in Section 3855. Instruments that are classified as held-for-trading by way of this “fair value option” must have reliably measurable fair values.
Other significant accounting implications arising on adoption of Section 3855 include the initial recognition of certain financial guarantees at fair value on the balance sheet and the use of the effective interest method of amortization for any transaction costs or fees, premiums or discounts earned or incurred for financial instruments measured at amortized cost.
Hedges
Section 3865 specifies the criteria under which hedge accounting can be applied and how hedge accounting should be executed for each of the permitted hedging strategies: fair value hedges, cash flow hedges and hedges of a foreign currency exposure of a net investment in a self-sustaining foreign operation. In a fair value hedging relationship, the carrying value of the hedged item will be adjusted by gains or losses attributable to the hedged risk and recognized in Net Income. The changes in the fair value of the hedged item, to the extent that the hedging relationship is effective, will be offset by changes in the fair value of the hedging derivative. In a cash flow hedging relationship, the effective portion of the change in the fair value of the hedging derivative will be recognized in OCI. The ineffective portion will be recognized in Net Income. The amounts recognized in AOCl will be reclassified to Net Income in the periods in which Net Income is affected by the variability in the cash flows of the hedged item. In hedging a foreign currency exposure of a net investment in a self-sustaining foreign operation, the effective portion of foreign exchange gains and losses on the hedging instruments will be recognized in OCI and the ineffective portion is recognized in Net Income.
For hedging relationships existing prior to adopting Section 3865 that are continued and qualify for hedge accounting under the new standard, the transition accounting is as follows: (1) Fair value hedges — any gain or loss on the hedging instrument is recognized in the opening balance of retained earnings on transition and the carrying amount of the hedged item is adjusted by the cumulative change in fair value that reflects the designated hedged risk and the adjustment is included in the opening balance of retained earnings on transition; (2) Cash flow hedges and hedges of a net investment in a self-sustaining foreign operation — any gain or loss on the hedging instrument that is determined to be the effective portion is recognized in AOCl and the ineffectiveness in the past periods is included in the opening balance of retained earnings on transition.
Deferred gains or losses on the hedging instrument with respect to hedging relationships that were discontinued prior to the transition date but qualify for hedge accounting under the new standards will be recognized in the carrying amount of the hedged item and amortized to Net Income over the remaining term of the hedged item for fair value hedges, and for cash flow hedges it will be recognized in AOCl and reclassified to Net Income in the same period during which the hedged item affects Net Income. However, for discontinued hedging relationships that do not qualify for hedge accounting under the new standards, the deferred gains and losses are recognized in the opening balance of retained earnings on transition.
Impact of adopting Sections 1530, 3855, 3861 and 3865
The company recorded a transition adjustment effective January 1, 2007, attributable to the following: (i) an increase of $292 million, net of taxes, to opening retained earnings for financial instruments classified as held-for-trading, which includes embedded derivatives in financial instruments and contracts that were not previously recorded at fair value; (ii) recognition of $185 million, net of taxes, in AOCI related to the unrealized gain on available-for-sale financial instruments and effective cash flow hedges and hedges of a net investment in a self-sustaining foreign operation; (iii) reclassification of $42 million of net foreign currency losses to AOCI, previously classified as the cumulative translation adjustment in Shareholders’ Equity. The impact during the quarter is described in the Consolidated Statement of Comprehensive Income. The impact on Net Income during the period is not significant.
Brookfield Asset Management  |  Q1 /2007 Interim Report     49

2. FAIR VALUES OF FINANCIAL INSTRUMENTS
The fair value of a financial instrument is the amount of consideration that would be agreed upon in an arm’s-length transaction between knowledgeable, willing parties who are under no compulsion to act. Fair values are determined by reference to quoted bid or asking prices, as appropriate, in the most advantageous active market for that instrument to which we have immediate access. Where bid and ask prices are unavailable, we use the closing price of the most recent transaction of that instrument. In the absence of an active market, we determine fair values based on prevailing market rates (bid and ask prices, as appropriate) for instruments with similar characteristics and risk profiles or internal or external valuation models, such as option pricing models and discounted cash flow analysis, using observable market-based inputs.
Fair values determined using valuation models require the use of assumptions concerning the amount and timing of estimated future cash flows and discount rates. In determining those assumptions, we look primarily to external readily observable market inputs including factors such as interest rate yield curves, currency rates, and price and rate volatilities as applicable. In limited circumstances, we use input parameters that are not based on observable market data and we believe that using possible alternative assumptions will not result in significantly different fair values.
Fair value of financial instruments
As described in Note 1, financial instruments classified or designated as held-for-trading and available-for-sale are typically carried at fair value on the Consolidated Balance Sheet. Equity instruments classified as available-for-sale that do not have a quoted market price from an active market are carried at cost. Any changes in the fair values of financial instruments classified as held-for-trading or available-for-sale are recognized in Net Income or OCI, respectively. The cumulative changes in the fair values of available-for-sale securities previously recognized in AOCI are reclassified to Net Income when the underlying security is either sold or there is a decline in value that is considered to be other-than-temporary. During the three months ended March 31, 2007, $35 million of deferred gains previously recognized in AOCI was reclassified to Net Income due to the sale of available-for-sale securities.
Available-for-sale securities measured at fair value or cost are assessed for impairment at each reporting date. As at March 31, 2007, unrealized losses embedded within available-for-sale securities measured at fair value amounted to $18 million. Unrealized gains and losses for debt securities are primarily due to changing interest rates and for equity securities, are due to changes in market prices, foreign exchange movements, or because the investee is in the early years of its business cycle. As at March 31, 2007, the company did not consider any investments to be other-than temporarily impaired, as we have the ability and intent to hold them until the fair value recovers.
For the quarter ended March 31, 2007, pre-tax unrealized gains of $1 million and $38 million were recorded with respect to financial instruments classified as held-for-trading or available-for-sale, respectively. The cumulative gains embedded within the financial instruments classified as held-for-trading or available-for-sale amounted to $293 million and $177 million on a pre-tax basis, respectively.
Hedging activities
The company uses derivatives and non-derivative financial instruments to manage our exposures to interest, currency, credit and other market risks. When derivatives are used to manage exposures, the company determines for each derivative whether hedge accounting can be applied. Where hedge accounting can be applied, a hedge relationship is designated as a fair value hedge, a cash flow hedge or a hedge of foreign currency exposure of a net investment in a self-sustaining foreign operation. The derivative must be highly effective in accomplishing the objective of offsetting either changes in the fair value or cash flows attributable to the hedged risk both at inception and over the life of the hedge. If it is determined that the derivative is not highly effective as a hedge, hedge accounting is discontinued prospectively.
Cash flow hedge
The company uses energy derivative contracts primarily to hedge the sale of power, interest rate swaps to hedge the variability in cash flows related to a variable rate asset or liability, and equity derivatives to hedge our long-term compensation arrangements. All components of each derivative’s change in fair value have been included in the assessment of cash flow hedge effectiveness. For the quarter ended March 31, 2007, pre-tax net unrealized losses of $34 million were recorded in OCI for the effective portion of the cash flow hedges.
50     Brookfield Asset Management  |  Q1 /2007 Interim Report

Net investment hedge
The company uses foreign exchange contracts to manage our foreign currency exposures to net investments in self-sustaining foreign operations having a functional currency other than the U.S. dollar. For the quarter ended March 31, 2007, unrealized pre-tax net losses of $4 million were recorded in OCI for the effective portion of hedges of our net investment in foreign operations.
3. FUTURE ACCOUNTING POLICIES
Variability In Variable Interest Entities
On September 15, 2006, the Emerging Issues Committee issued Abstract No. 163, Determining the Variability to be Considered in Applying AcG-15 (EIC-163). This EIC provides additional clarification on how to analyze and consolidate VIEs. EIC-163 will be effective for the company on April 1, 2007. However, the impact is not expected to be material to our consolidated financial position or results of operations.
Capital Disclosures
On December 1, 2006, the CICA issued Section 1535, Capital Disclosures. Section 1535 requires the disclosure of (i) an entity’s objectives, policies and process for managing capital; (ii) quantitative data about an entity’s managed capital; (iii) whether an entity has complied with capital requirements; and (iv) if an entity has not complied with such capital requirements, the consequences of such non-compliance.
Financial Instruments — Disclosures and Presentation
On December 1, 2006, the CICA issued two new accounting standards, Section 3862, Financial Instruments — Disclosures and Section 3863, Financial Instruments — Presentation. These standards replace Section 3861, Financial Instruments — Disclosure and Presentation and enhance the disclosure of the nature and extent of risks arising from financial instruments and how the entity manages those risks.
Debt Instruments with Embedded Derivatives
On March 5, 2007, the Emerging Issues Committee issued Abstract No. 164, Convertible and Other Debt Instruments with Embedded Derivatives (EIC-164). The EIC provides guidance on how the issuer should account for and the financial statement presentation of the instrument, embedded derivatives within the hybrid instrument, the future tax aspects of the instrument and how the instrument is to be treated in earnings per share computation. The impact is not expected to be material to our consolidated financial position or results of operations.
4. GUARANTEES AND COMMITMENTS
In the normal course of operations, the company and its consolidated subsidiaries execute agreements that provide for indemnifi- cation and guarantees to third parties in transactions such as business dispositions, business acquisitions, sales of assets, sales of services, securitization agreements, and underwriting and agency agreements. The company has also agreed to indemnify its directors and certain of its officers and employees. The nature of substantially all of the indemnification undertakings prevents the company from making a reasonable estimate of the maximum potential amount it could be required to pay third parties as the agreements do not specify a maximum amount and the amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time. Historically, neither the company nor its consolidated subsidiaries have made significant payments under such indemnification agreements.
Brookfield Asset Management  |  Q1 /2007 Interim Report     51

5. COMMON EQUITY
The company’s common equity is comprised of the following:

	March 31	December 31
(MILLIONS)	2007	2006

Class A and B common shares	$1,217	$1,215
Retained earnings	4,634	4,222
Accumulated other comprehensive income	210	—
Cumulative translation adjustment	—	(42)

Common equity	$6,061	$5,395

SHARES OUTSTANDING (MILLIONS)
Class A and B common shares issued	388.1	387.9
Unexercised options	21.1	19.3

Total fully diluted common shares	409.2	407.2

The holders of Class A Limited Voting Shares and Class B Limited Voting Shares rank on parity with each other with respect to the payment of dividends and the return of capital on the liquidation, dissolution or winding up of the company or any other distribution of the assets of the company among its shareholders for the purpose of winding up its affairs. With respect to the Class A and Class B common shares, there are no dilutive factors, material or otherwise, that would result in different diluted earnings per share. This relationship holds true irrespective of the number of dilutive instruments issued in either one of the respective classes of common stock, as both classes of common stock share equally, on a pro rata basis in the dividends, earnings and net assets of the company, whether taken before or after dilutive instruments, regardless of which class of common stock is diluted.
6. STOCK-BASED COMPENSATION
The company and its consolidated subsidiaries account for stock options using the fair value method. Under the fair value method, compensation expense for stock options that are direct awards of stock is measured at fair value at the grant date using an option pricing model and recognized over the vesting period. Options issued under the company’s Management Share Option Plan (“MSOP”) vest proportionately over five years and expire ten years after the grant date. The exercise price is equal to the market price at the close of business on the day prior to the grant date.
During the first three months of 2007, the company granted 2.1 million stock options at an average exercise price of $49.85 (C$58.55) per share, which was equal to the market price at the close of business on the day prior to the grant date. The compensation expense was calculated using the Black-Scholes method of valuation, assuming a 7.5 year term, 22% volatility, a weighted average expected dividend yield of 1.2% annually and an interest rate of 4.0%.
7. SEGMENTED AND OTHER INFORMATION
Revenue and assets by geographic segments are as follows:

	Revenue		Assets
UNAUDITED	Three Months Ended March 31
(MILLIONS)	2007	2006	March 31, 2007	Dec. 31, 2006

United States	$924	$648	$24,200	$23,618
Canada	664	364	10,012	10,111
International	253	171	7,083	6,979

	$1,841	$1,183	$41,295	$40,708

52     Brookfield Asset Management  |  Q1 /2007 Interim Report

Revenue, net income and assets by reportable segments are as follows:

UNAUDITED	Three Months Ended March 31, 2007		Three Months Ended March 31, 2006		March 31, 2007	Dec. 31, 2006
(MILLIONS)	Revenue	Net Income	Revenue	Net Income	Assets	Assets

Property	$874	$75	$646	$41	$22,021	$22,144
Power generation	254	58	266	83	5,595	5,390
Timberlands	56	8	40	31	1,224	1,190
Transmission infrastructure	70	6	10	2	3,165	3,143
Specialty Funds	302	100	52	45	1,896	1,797
Cash, financial assets and other	285	(52)	169	(23)	7,394	7,044

Total	$1,841	$195	$1,183	$179	$41,295	$40,708

Cash taxes paid for the three month period were $23 million (2006 — $17 million) and are included in other cash expenses. Cash interest paid totalled $271 million (2006 — $159 million).
8. SUBSEQUENT EVENT
On April 20, 2007, the company completed the acquisition of Longview Fibre Company for approximately $2.3 billion including assumed debt. With this transaction, the company has acquired 588,000 acres of prime, freehold timberlands in Washington and Oregon and an integrated manufacturing operation that produces specialty papers and containers.
Brookfield Asset Management  |  Q1 /2007 Interim Report     53

ASSETS UNDER MANAGEMENT

	Total Assets Under Management				Brookfield’s Share
AS AT MARCH 31, 2007	Year		Net Invested	Committed		Net Invested	Ownership
(MILLIONS)	Formed	Assets	Capital	Capital [1]	Assets	Capital	Level

Core and Core Plus
US Core Office [2]	2006	$7,388	$1,870	$1,870	$7,388	$801	62%
Canadian Core Office [2]	2005	1,757	864	864	455	216	25%
West Coast Timberlands	2005	934	482	482	934	239	50%
East Coast Timber Fund	2006	212	122	122	212	41	30%
Transmission	2006	2,822	1,157	1,157	2,822	331	28%
Bridge Loan I	2003	1,734	1,407	1,462	729	729	39%
Real Estate Finance	2003	1,650	442	600	158	158	27%
Mortgage REIT	2005	4,197	560	560	23	23	4%
Royal LePage Franchise Fund	2003	115	78	78	20	20	25%

		20,809	6,982	7,195	12,741	2,558

Opportunity and Restructuring
Real Estate Opportunity	2006	894	192	245	894	96	52%
Brazil Retail Property	2006	800	138	800	234	37	29%
Tricap Restructuring I	2002	813	236	448	813	236	48%
Tricap Restructuring II	2006	173	141	659	173	56	39%

		2,680	707	2,152	2,114	425

Listed Securities and Fixed Income
Equity Funds		749	692	692	21	21	3%
Fixed Income Funds		19,409	19,409	19,409	57	49	100%

		20,158	20,101	20,101	78	70

Directly Held and Non-Fee Bearing Assets
Core Office — North America [1]		10,215	2,436	2,436	8,267	2,436	100%
Core Office — Europe		771	291	291	771	291	various
Residential Properties — U.S.		1,306	427	427	1,306	238	53%
Residential Properties — Canada 1 / Brazil		1,096	525	525	1,096	281	100% / 60%
Power Generation — North America		5,152	1,114	1,114	5,152	1,114	100%
Power Generation — Brazil		443	257	257	443	257	100%
Timber — Brazil		78	57	57	78	57	100%
Transmission — Canada / Brazil		343	236	236	343	236	100%
Other		8,889	5,936	5,936	8,906	5,936	various

		28,293	11,279	11,279	26,362	10,846

Total fee bearing assets/capital		43,647	27,790	29,448	14,933	3,053	na

		$71,940	$39,069	$40,727	$41,295	$13,899

1	Includes incremental co-investment capital

2	Held by 50%-owned Brookfield Properties
54     Brookfield Asset Management  |  Q1 /2007 Interim Report

Shareholder Information
Shareholder Enquiries
Shareholder enquiries are welcomed and should be directed to Katherine Vyse, Senior Vice-President, Investor Relations and Communications at 416-363-9491 or kvyse@brookfield.com. Alternatively shareholders may contact the company at the following location:
Brookfield Asset Management Inc.
Suite 300, BCE Place, Box 762, 181 Bay Street
Toronto, Ontario M5J 2T3
Telephone: 416-363-9491
Facsimile: 416-365-9642
Web Site: www.brookfield.com
E-Mail: enquiries@brookfield.com
Shareholder enquiries relating to dividends, address changes and share certificates should be directed to the company’s Transfer Agent:
CIBC Mellon Trust Company
P.O. Box 7010, Adelaide Street Postal Station
Toronto, Ontario M5C 2W9
Telephone: 416-643-5500 or
                   1-800-387-0825 (Toll free throughout North America)
Facsimile: 416-643-5501
Web Site: www.cibcmellon.com
Investor Relations and Communications
We are committed to informing our shareholders of our progress through a comprehensive communications program which includes publication of materials such as our annual report, quarterly interim reports and press releases for material information. We also maintain a web site that provides ready access to these materials, as well as statutory filings, stock and dividend information and web archived events.
Meeting with shareholders is an integral part of our communications program. Directors and management meet with Brookfield’s shareholders at our annual meeting and are available to respond to questions at any time. Management is also available to investment analysts, financial advisors and media to ensure that accurate information is available to investors. All materials distributed at any of these meetings are posted on the company’s web site.
The text of the company’s 2006 Annual Report is available in French on request from the company and is filed with and available through SEDAR at www.sedar.com.
Dividend Reinvestment Plan
Registered holders of Class A Common Shares who are resident in Canada may elect to receive their dividends in the form of newly issued Class A Common Shares at a price equal to the weighted average price at which the shares traded on the Toronto Stock Exchange during the five trading days immediately preceding the payment date of such dividends.
The Dividend Reinvestment Plan allows current shareholders to acquire additional shares in the company without payment of commissions. Further details on the Plan and a Participation Form can be obtained from our administrative head office, our transfer agent or from our web site.
Stock Exchange Listings

	Outstanding at March 31, 2007	Symbol	Stock Exchange

Class A Common Shares	388,015,266	BAM, BAM.A	New York, Toronto
Class A Preference Shares
Series 2	10,465,100	BAM.PR.B	Toronto
Series 4	2,800,000	BAM.PR.C	Toronto
Series 8	1,805,948	BAM.PR.E	Toronto
Series 9	2,194,052	BAM.PR.G	Toronto
Series 10	10,000,000	BAM.PR.H	Toronto
Series 11	4,032,401	BAM.PR.I	Toronto
Series 12	7,000,000	BAM.PR.J	Toronto
Series 13	9,999,000	BAM.PR.K	Toronto
Series 14	665,000	BAM.PR.L	Toronto
Series 17	8,000,000	BAM.PR.M	Toronto
Preferred Securities
8.30%	5,000,000	BAM.PR.T	Toronto

Dividend Record and Payment Dates

	Record Date	Payment Date

Class A Common Shares [1]	First day of February, May, August and November	Last day of February, May, August and November
Class A Preference Shares [1]
Series 2, 4, 10, 11, 12, 13 and 17	15th day of March, June, September and December	Last day of March, June, September, and December
Series 8 and 14	Last day of each month	12th day of following month
Series 9	15th day of January, April, July and October	First day of February, May, August and November
Preferred Securities [2]
8.30%	15th day of March, June, September and December	Last day of March, June, September and December

1	All dividend payments are subject to declaration by the Board of Directors

2	Interest payments
Brookfield Asset Management  |  Q1 /2007 Interim Report     55

PRINCIPAL CORPORATE OFFICES
New York — United States
Three World Financial Center
200 Vesey Street, 11th Floor
New York, New York 10281-0221
T 212-417-7000
F 212-417-7196
Beijing — China
Beijing Kerry Center,
North Tower, 3rd Floor
1 Guanghua Road,
Chao Yang District
Beijing, PRC, 100020
T 8610-8529-8858
F 8610-8529-8859
Toronto — Canada
Suite 300, BCE Place
181 Bay Street, Box 762
Toronto, Ontario M5J 2T3
T 416-363-9491
F 416-365-9642
London — United Kingdom
20 Canada Square
Canary Wharf
London E14 5NN
T 44 (0) 20-7078-0220
F 44 (0) 20-7078-0221
Brasilia — Brasil
SHIS, Q1 15, Conjunto
05, Casa 02/04
Lago Sul — Brasilia
Distrito Federal
CEP: 71.635-250
T 55 (61) 2323-9100
F 55 (61) 2323-9198
OPERATING OFFICES
United States
Atlanta, Georgia
Berlin, New Hampshire
Boston, Massachusetts
Denver, Colorado
East Syracuse, New York
Fairfax, Virginia
Glastonbury, Connecticut
Houston, Texas
Liverpool, New York
Los Angeles, California
Millinocket, Maine
Minneapolis, Minnesota
Mobile, Alabama
New York, New York
Philadelphia, Pennsylvania
Potsdam, New York
Portsmouth, New Hampshire
Queensbury, New York
St. Louis, Missouri
San Diego, California
San Francisco, California
Tampa, Florida
Washington, D.C.
White Plains, New York
Vidalia, Louisiana
Watertown, New York
Europe / U.K.
Budapest, Hungary
Copenhagen, Denmark
Dublin, Ireland
London, England
Munich, Germany
Canada
Calgary, Alberta
Edmonton, Alberta
Gatineau, Quebec
Masson, Quebec
Montreal, Quebec
Nanaimo, British Columbia
Ottawa, Ontario
Powell River, British Columbia
Sault Ste. Marie, Ontario
Thessalon, Ontario
Toronto, Ontario
Vancouver, British Columbia
Waltham, Quebec
Wawa, Ontario
Asia/Australia
Beijing, China
Hong Kong, China
Tokyo, Japan
Sydney, Australia
Latin America
Brasilia, Brazil
Rio de Janeiro, Brazil
Sao Paulo, Brazil
Curitiba, Brazil
Santiago, Chile
Other
Hamilton, Bermuda
Bridgetown, Barbados

Brookfield Asset Management Inc. www.brookfield.com NYSE/TSX: BAM